UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2010

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The present document has been translated from the document issued and filed in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements, which reflect management's current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

- our ability to successfully implement our strategy over the 2010-2012 period;

- our ability to successfully achieve our debt reduction targets;

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- the impact of the global recession in the principal markets in which we operate;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Interim Report

at March 31, 2010

Interim Report at March 31, 2010

Telecom Italia Group

Contents

Interim Report at March 31, 2010

Telecom Italia Group

Key Operating and Financial Data -

Telecom Italia Group

Highlights - First Three Months 2010

The first quarter of 2010 key operating and financial indicators point to a trend in line with the Group’s targets for profit and focus on cash flows announced for the current year.

Such results constitute an important premise for updating and developing the actions decided in the 2010–2012 Plan which are centered on expanding projects for operating efficiency and containing cash costs, improving financial management and completing the programs for relaunching the mobile business in the Domestic Consumer segment and in Brazil.

Revenues and EBITDA

Revenues display positive signs thanks to gains made in Brazil and a slowdown in the contraction of the Domestic market. Both reported and organic Group EBITDA grew compared to the first quarter of 2009.

Profit before tax from continuing operations	The positive trend in operations and effective financial management led to a higher profit before tax of 170 million euros (+21.5%) compared to the first quarter of 2009.
Financial discipline and debt reduction	Adjusted net financial debt is down 687 million euros thanks to the sale of HanseNet, besides the aforementioned operating results and rigorous financial discipline.

The trend of the key operating and financial indicators in the first quarter of 2010 can be summarized as follows:

Organic consolidated revenues: amount to 6,483 million euros. The organic change (1) is -4.7% compared to the same period last year. Reported consolidated revenues show a change of -0.7% (-44 million euros) owing mainly to the positive effect of the real/euro exchange rate of the Brazil Business Unit.

In particular:

-

the organic reduction in Domestic Business Unit Revenues is 7.1%; as far as quarterly performance by segment is concerned, revenues are down 9.5% in the Consumer Division (up from -16.2% in fourth quarter 2009), 8.0% in the Business Division (up from -10% in fourth quarter 2009) and 7.2% in the Top Clients Division (-1.9% in the fourth quarter of 2009);

-

Revenues in Brazil grew 3.5% over the first quarter of 2009 (organic change of +47 million euros). The reduction in handset revenues as a result of the policy to market SIMs without a correlated handset sale was compensated by the positive change in Revenues from Services, with organic revenues increasing 6.2% in the quarter compared to the same period of the prior year. This gain was supported by the growth of the customer base which in the first quarter of 2010 registered an increase of 1.3 million lines.

(*) The organic change in Revenues, EBITDA and EBIT is calculated by excluding the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Interim Report at March 31, 2010

Telecom Italia Group

Organic consolidated EBITDA: shows a focus on higher margin revenues, efficiency measures and cost controls aimed at containing cash costs borne out by the trend in the organic EBITDA margin and the organic consolidated EBITDA margin in the first quarter of 2010.

Specifically, the organic consolidated EBITDA margin gains 2.1 percentage points reaching 43.7% in the first quarter of 2010 (41.6% in the first quarter of 2009). Organic EBITDA in terms of the absolute amount is stable against the same period of the previous year and equal to 2,836 million euros, +3 million euros over the first quarter of 2009, while reported EBITDA in terms of amount posts an increase of 87 million euros (+3.2%).

Organic consolidated EBIT: totals 1,418 million euros in the first quarter of 2010. The organic change is positive for +2.4% compared to the first quarter of 2009 (reported EBIT: +54 million euros or +4.0%).

Organic consolidated EBIT margin: is 21.9% in the first quarter of 2010, with a gain of 1.6% percentage points over the same period of the prior year (20.3%).

Finance income/expenses and income taxes: the financial component, investment management and the equity valuation of associates record an overall improvement of 116 million euros. The financial income/expense balance, in particular, improves by 96 million euros largely due to lower taxes and the reduction in net financial debt. Income taxes increase by 14 million euros.

Profit for the period attributable to owners of the Parent: is 601 million euros, increasing by 141 million euros (+30.7%) compared to the first quarter of 2009 and is credited to operating and financial improvements as described above.

Operating cash flow and Other cash flows: shows operating cash flow at 754 million euros, down 150 million euros from the first quarter of 2009. Cash flows as a percentage of revenues represent 11.6% compared to 13.9% in the first quarter of 2009.

Interim Report at March 31, 2010

Telecom Italia Group

Adjusted net financial debt: is equal to 33,262 million euros at March 31, 2010, with a reduction of 687 million euros compared to December 31, 2009 (33,949 million euros). The change is mainly due to the positive effects of the sale of HanseNet which fully absorbed the negative impact of the confiscation of 282 million of liquid assets for precautionary reasons ordered by the courts as part of the action taken against Telecom Italia Sparkle.

Liquidity margin: amounts to 6 billion euros at March 31, 2010. During the quarter, a new bond issue of 1,250 million euros was placed on the European market and bonds were repaid for about 3 billion euros. There is another 7,750 million euros of liquidity available from irrevocable long-term credit lines (of which 6.5 billion euros is due in 2014 and 1.25 billion euros, relating to a credit line obtained in February 2010, due in 2013), not subject to events which limit utilization. In the present environment of financial market uncertainty, the Telecom Italia Group keeps a high level of financial coverage, optimizing, in the meantime, the average cost of debt.

Interim Report at March 31, 2010

Telecom Italia Group

Consolidated Operating and Financial Data (*)

(millions of euros)	1st Quarter 2010	1st Quarter 2009	% Change

Revenues	6,483	6,527	(0.7)
EBITDA (1)	2,826	2,739	3.2
EBIT(1)	1,408	1,354	4.0
Profit before tax from continuing operations	961	791	21.5
Profit from continuing operations	606	450	34.7
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	(9)	-
Profit for the period	606	441	37.4
Profit for the period attributable to owners of the Parent	601	460	30.7
Investments:
Industrial	1,042	954	9.2
Financial	-	1	°

Consolidated Financial Position Data (*)

(millions of euros)	3/31/2010	12/31/2009	Change amount

Total assets	83,437	86,181	(2,744)
Total equity	27,907	27,120	787
- attributable to owners of the Parent	26,685	25,952	733
- attributable to non-controlling interests	1,222	1,168	54
Total liabilities	55,530	59,061	(3,531)
Total equity and liabilities	83,437	86,181	(2,744)
Share capital	10,585	10,585	-
Net financial debt carrying amount (1)	34,134	34,747	(613)
Adjusted net financial debt (1)	33,262	33,949	(687)
Adjusted net invested capital (2)	61,169	61,069	100
Debt Ratio (Adjusted net financial debt /Adjusted net invested capital)	54.4%	55.6%	(1.2) pp

Consolidated Profit Ratios (*)

1st Quarter 2010		1st Quarter 2009	Change

EBITDA(1) / Revenues	43.6%	42.0%	1.6 pp
EBIT(1) / Revenues (ROS)	21.7%	20.7%	1.0 pp

(*) The figures in the first quarter of 2009 have been restated for errors of prior years – as defined by IAS 8 – arising as a result of the Telecom Italia Sparkle case, described in detail in the consolidated financial statements of the Telecom Italia Group at December 31, 2009.  The main effects are illustrated under “Impact as a Result of Restatement for Errors” in this Interim Report.

(1) Details are provided under “Alternative Performance Measures”.

(2) Adjusted net invested capital = Total equity + Adjusted net financial debt.

Interim Report at March 31, 2010

Telecom Italia Group

Headcount, number in the Group at period-end (3)

(number)	3/31/2010	12/31/2009	Change

Headcount (excluding headcount of Discontinued operations/Non-current assets held for sale)	71,045	71,384	(339)
Headcount of Discontinued operations/Non-current assets held for sale	-	2,205	(2,205)

Headcount, average number in the Group (3)

(equivalent number)	1st Quarter 2010	1st Quarter 2009	Change

Headcount (excluding headcount of Discontinued operations/Non-current assets held for sale)	67,299	71,472	(4,173)
Headcount of Discontinued operations/Non-current assets held for sale	-	2,307	(2,307)

(3) Headcount includes the number of people with temp work contracts.

Operating Data

	3/31/2010	12/31/2009	Change number

Fixed-line network connections in Italy at period-end (thousands)	18,254	18,525	(271)
Physical accesses at period-end (Consumer + Business) (thousands)	15,901	16,097	(196)
Mobile lines at period-end (thousands)	72,749	71,958	791
of which Mobile lines in Italy (thousands)	30,393	30,856	(463)
of which Mobile lines in Brazil (thousands)	42,356	41,102	1,254
Broadband accesses in Italy at period-end (thousands)	8,859	8,741	118
of which retail broadband accesses (thousands)	7,071	7,000	71

The Telecom Italia Group Interim Report at March 31, 2010 has been prepared as set out in art. 154-ter (Financial Reports) of Legislative Decree 58/1998 (Consolidated Law on Finance – TUF), and subsequent amendments and additions, as well as Consob Communication DEM/8041082 of April 30, 2008 (Quarterly Corporate Reports issued by Companies whose Shares are Listed in Italy as the Original Member State).

The Interim Report is unaudited and has been prepared in accordance with International Accounting Standards issued by the International Accounting Standards Board and endorsed by the European Union (“IFRS”).

Note should be taken that during the first quarter of 2010 there were no events, circumstances or variations in key variables, as reported in the Note “Goodwill” to the consolidated financial statements at December 31, 2009 of the Telecom Italia Group, such as to require updating of the impairment test on goodwill conducted at the time of the preparation of the 2009 consolidated financial statements.

In the preparation of the Interim Report, the same accounting policies and consolidation principles have been adopted as those used in the preparation of the annual consolidated financial statements of the Telecom Italia Group at December 31, 2009, to which reference can be made, except for new standards and interpretations adopted by the Group beginning January 1, 2010 and previously described in the annual report 2009. Such new standards and interpretations did not have any impact on the Interim Report at March 31, 2010 partly because the situations described in those standards and interpretations did not exist as of the date of this report.

Furthermore, as a consequence of the errors of previous years – as defined by IAS 8 – which arose in connection with the Telecom Italia Sparkle case and described in detail in the consolidated financial statements of the Telecom Italia Group at December 31, 2009, the Telecom Italia Group adjusted the first quarter of 2009 income statement and statement of financial position figures presented for comparison purposes. The main effects are presented under “Impact as a Result of Restatement for Errors” in this Interim Report.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS,

Interim Report at March 31, 2010

Telecom Italia Group

uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA, EBIT, the organic change in Revenues, EBITDA and EBIT, net financial debt carrying amount and adjusted net financial debt. Additional details on such measures are presented under “Alternative performance measures”.

Furthermore, particularly the part entitled “Business Outlook for the Year 2010” contains forward-looking statements concerning the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, to be considered also in relation to the uncertainties connected with the financial market crisis, the majority of which is beyond the scope of the Group’s control.

PRINCIPAL CHANGES IN THE SCOPE OF CONSOLIDATION

In the first quarter of 2010, following its sale on February 16, 2010, HanseNet Telekommunikation GmbH (a company operating in the broadband sector in Germany), which had already been classified in Discontinued operations/Non-current assets held for sale, was excluded from the scope of consolidation.

During 2009, the following principal changes in the scope of consolidation had occurred:

•

on December 30, 2009, Tim Participações purchased a 100% investment in the Brazilian fixed-line operator Intelig Telecomunicações Ltda and the company has been consolidated as of the same date by the Telecom Italia Group in the Brazil Business Unit;

•

beginning May 1, 2009, Telecom Media News S.p.A. has been excluded from the scope of consolidation following the sale of a 60% stake by Telecom Italia Media S.p.A..

Interim Report at March 31, 2010

Telecom Italia Group

Corporate Boards at March 31, 2010

►

Board of Directors

The board of directors of Telecom Italia was elected by the shareholders’ meeting held on April 14, 2008 for three years, up to the approval of the 2010 annual financial statements.

On February 27, 2009, following the resignation of Gianni Mion, the board of directors co-opted in his place Stefano Cao who was subsequently appointed director by the shareholders’ meeting held on April 8, 2009 up to the expiry of the term of office of the board of directors (the approval of the 2010 financial statements). On December 22, 2009, Stefano Cao resigned from the post of director.

At March 31, 2010, the board of directors of Telecom Italia is composed of 14 directors:

Chairman	Gabriele Galateri di Genola
Chief Executive Officer	Franco Bernabè
Directors	César Alierta Izuel
Paolo Baratta (independent)
Tarak Ben Ammar
Roland Berger (independent)
Elio Cosimo Catania (independent)
Jean Paul Fitoussi (independent)
Berardino Libonati
Julio Linares López
Gaetano Micciché
Aldo Minucci
Renato Pagliaro
Luigi Zingales (independent)
Secretary to the Board	Antonino Cusimano

The shareholders’ meeting held on April 29, 2010 appointed Mauro Sentinelli as director of the Company, up to the expiry of the term of office of the board of directors (the approval of the financial statements for the year ending December 31, 2010).

The board of directors formed the following internal committees:

-

Executive Committee (2) composed of: Gabriele Galateri di Genola (Chairman), Franco Bernabè, Roland Berger, Elio Cosimo Catania, Julio Linares López, Aldo Minucci and Renato Pagliaro;

-

Committee for Internal Control and Corporate Governance composed of: Paolo Baratta (Chairman), Roland Berger, Jean Paul Fitoussi and Aldo Minucci;

-

Nomination and Remuneration Committee, composed of: Elio Cosimo Catania (Chairman), Berardino Libonati and Luigi Zingales.

►

 Board of Statutory Auditors

The board of statutory auditors of Telecom Italia was elected by the shareholders’ meeting held on April 8, 2009 and will remain in office until approval of the 2011 annual financial statements.

The board of statutory auditors is composed as follows:

(*) On May 7, 2009, the board of directors appointed Stefano Cao a member of the Executive Committee to replace Gianni Mion who resigned. On December 22, 2009, Stefano Cao resigned as director and member of the Executive Committee.

Interim Report at March 31, 2010

Telecom Italia Group

Chairman	Enrico Maria Bignami
Acting Auditors	Gianluca Ponzellini
Lorenzo Pozza
Salvatore Spiniello
Ferdinando Superti Furga

Alternate Auditors	Silvano Corbella
Maurizio Lauri
Vittorio Giacomo Mariani
Ugo Rock

►

 Independent Auditors

The shareholders’ meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A., which takes over from Reconta Ernst & Young S.p.A., for the audit of the financial statements for the nine-year period 2010-2018.

►

 Manager responsible for preparing the corporate financial reports

Andrea Mangoni (Head of the Group Administration, Finance and Control Function) is the manager responsible for preparing the corporate financial reports of Telecom Italia.

Interim Report at March 31, 2010

Telecom Italia Group

Macro-Organization Chart at March 31, 2010

Telecom Italia Group

CHAIRMAN
GABRIELE GALATERI DI GENOLA
CORPORATE LEGAL AFFAIRS
ANTONINO CUSIMANO
TI AUDIT AND COMPLIANCE SERVICES
FEDERICO MAURIZIO d'ANDREA
RELATIONS WITH INSTITUTIONS
FRANCO ROSARIO BRESCIA
RELATIONS WITH THE TERRITORY AND INSTITUTIONAL MARKETING
PAOLO ANNUNZIATO
CHIEF EXECUTIV OFFICER
FRANCO BERNABÈ
ADMINISTRATION, FINANCE AND CONTROL
ANDREA MANGONI
HUMAN RESOURCES AND ORGANIZATION
ANTONIO MIGLIARDI
PURCHASING
STEFANO CIURLI
LEGAL AFFAIRS
a.i. ANTONINO CUSIMANO
STRATEGY AND INNOVATION
CESARE SIRONI
EXTERNAL RELATIONS
CARLO FORNARO
EQUIVALENCE AND REGULATORY AFFAIRS
ALESSANDRO TALOTTA
SECURITY
DAMIANO TOSELLI
BUSINESS UNIT MEDIA
GIOVANNI STELLA
TECHNOLOGY & OPERATIONS
OSCAR CICCHETTI
NATIONAL WHOLESALE SERVICES
RICCARDO DELLEANI
DOMESTIC MARKET OPERATIONS
MARCO PATUANO
TIM BRASIL
LUCA LUCIANI
INTERNATIONAL BUSINESS
a.i. ANDREA MANGONI
TECHNICAL PLANNING
FILIPPO BENTIVOGLIO RAVASIO
INTERNATIONAL GROUPS & STANDARD
LUCY LOMBARDI
QUALITY & PROGRAM MANAGEMENT
PAOLO D'ANDREA
BROADBAND CONTENT
LUCA TOMASSINI
OPEN ACCESS
GIUSEPPE ROBERTO OPILIO
NETWORK
STEFANO NOCENTINI
INFORMATION TECHNOLOGY
GIOVANNI PAOLO CHIARELLI
TECHNICAL INFRASTRUCTURES
VENANZIO IACOZZILLI
CONSUMER
FABRIZIO BONA
BUSINESS
PIETRO LABRIOLA
TOP CLIENTS
SIMONE BATTIFERRI
PUBLIC SECTOR
GIANFILIPPO D'AGOSTINO
CUSTOMER OPERATIONS
CARLOS LAMBARRI
INTERNATIONAL OPERATIONS
FRANCESCO ARMATO
NEW BUSINESS DEVELOPMENT
a.i. ANDREA MANGONI

Interim Report at March 31, 2010

Telecom Italia Group

Information for Investors

►

 Telecom Italia S.p.A. share capital at March 31, 2010

Share capital	10,673,865,180.00 euros
Number of ordinary shares (par value 0.55 euros each)	13,380,906,939
Number of savings shares (par value 0.55 euros each)	6,026,120,661
Number of Telecom Italia ordinary treasury shares	37,672,014
Number of Telecom Italia ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of treasury shares to total share capital held by the Group	0.84%
Market capitalization (based on March 2010 average prices)	19,272 million euros

►

 Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at March 31, 2010, supplemented by communications received and other available sources of information (ordinary shares)

In reference to the Shareholders’ Agreement among Telco shareholders, it should be noted that on October 28, 2009, Sintonia requested the non-proportional spin-off of Telco.  On the same date, the other shareholders signed a Modifying Agreement and renewed the Shareholders’ Agreement under which it was agreed to make some modifications (both subjective and objective) to the Shareholders’ Agreement effective April 28, 2010.

From that date the Shareholders’ Agreement, as modified, is therefore in effect and was renewed for a further three years until April 27, 2013. As set out in the Shareholders’ Agreement, as modified, the shareholders have the right to ask for the spin-off of Telco via communication to be sent between October 1 and October 28, 2012. Each shareholder may also withdraw from the Shareholders’ Agreement to be communicated in the period between April 1, and April 28, 2011.

On December 22, 2009, Sintonia purchased from Telco 275,115,716 Telecom Italia ordinary shares, equal to 2.06% of the relative ordinary share capital, and Telco purchased from Sintonia the entire investment held by Sintonia in Telco (equal to 8.39% of the relative share capital), later cancelling the shares.

Interim Report at March 31, 2010

Telecom Italia Group

On January 11, 2010, the shareholders signed a Modifying Agreement to the Shareholders’ Agreement in order to (i) confirm their financial support to Telco, (ii) agree on the way in which the shareholders can provide such financial support in the event it becomes necessary under the loan contract – guaranteed by a Telecom Italia ordinary share pledge arrangement – signed on the same date between Telco and a pool of financial institutions and (iii) regulate, among the shareholders, the manner of exercising the option rights by virtue of which the shareholders acquired, again on the same date, the right to purchase Telecom Italia ordinary shares which would become available to the financial institutions following any enforcement of the pledge on the part of the latter.

Major holdings in share capital

At March 31, 2010, according to the results in the Shareholders Book, communications sent to CONSOB and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are as follows:

Holder	Type of ownership	% stake in ordinary share capital

Telco S.p.A.	Direct	22.45%
Findim Group S.A.	Direct	4.99%

Furthermore, the following companies, as investment advisory firms, notified CONSOB that they are in possession of Telecom Italia S.p.A. ordinary shares:

•

Brandes Investment Partners LP: on July 23, 2008, for a quantity of ordinary shares equal to 4.02% of total Telecom Italia S.p.A. ordinary shares;

•

Blackrock Inc.: on December 1, 2009, for a quantity of ordinary shares equal to 2.82% of total Telecom Italia S.p.A. ordinary shares;

•

Alliance Bernstein LP: on November 14, 2008, for a quantity of ordinary shares equal to 2.07% of total Telecom Italia S.p.A. ordinary shares.

►

  Common representatives

Carlo Pasteris is the common representative of the savings shareholders for the years 2007– 2009. The special meeting of the savings shareholders for the election of the new common representative has been called for May 26, 27 and 28, 2010.

Francesco Pensato is the common representative of the bondholders for the following bonds:

•

Telecom Italia S.p.A. 2002-2022 bonds at floating rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired (with a mandate for the three-year period 2008-2010);

•

Telecom Italia  S.p.A. 750,000,000 euros, 4.50% notes due 2011 (with a mandate for the three-year period 2009-2011 and, therefore, up to maturity);

•

Telecom Italia S.p.A. 1,250,000,000 euros 5.375% notes due 2019 (with a mandate for the three-year period 2009-2011).

Interim Report at March 31, 2010

Telecom Italia Group

►

Performance of the stocks of the major companies in the Telecom Italia Group

Relative performance by Telecom Italia S.p.A.

1/1/2010 – 3/31/2010 vs. FTSE Italy All-Shares Index and Dow Jones Stoxx TLC Index

(on bas e 100)
(on bas e TI ord EUR 1.0862 at 1/01/10)
115
110
105
100
95
90
85
1.2491
1.1948
1.1405
1.0862
1.0319
0.9776
0.9233
gen-10
feb-10
mar-10
Telecom Italia Ord. (*)
Telecom Italia Sav. (*)
FTSE All-Shares Italy Index (*)
Dow Jones Stoxx TLC Index (*)

           (*) Stock market prices. Source: Reuters.

Relative performance by Telecom Italia Media S.p.A.

1/1/2010 – 3/31/2010 vs. FTSE Italy All-Shares Index and Dow Jones Stoxx Media Index

(on base 100)
(on base TI Media ord EUR 0.1006 at 01/01/10)
110
105
100
95
90
85
80
75
0.1107
0.1056
0.1006
0.0956
0.0905
0.0855
0.0805
0.0755
gen-10
feb-10
mar-10
Telecom Italia Media Ord. (*)
Telecom Italia Media Sav. (*)
FTSE All-Shares Italy Index (*)
Dow Jones Stoxx TLC Index (*)

           (*) Stock market prices. Source: Reuters.

Interim Report at March 31, 2010

Telecom Italia Group

Relative performance by Tim Participações S.A.

1/1/2010 – 3/31/2010 vs. BOVESPA Index and ITEL Index (in Brazilian reais)

(on base 100)
(on base TIM PART ord BRL 7.18 at 01/01/10)
110
105
100
95
90
85
7.8980
7.5390
7.1800
6.8210
6.4620
6.1030
gen-10
feb-10
mar-10
Tim Part. Ord. (*)
Tim Part. Sav. (*)
BOVESPA Index (*)
ITEL Index (*)

                    (*) Stock market prices. Source: Reuters.

The ordinary and savings shares of Telecom Italia S.p.A. and the preferred shares of Tim Participações S.A. are listed on the New York Stock Exchange (NYSE). Telecom Italia S.p.A. shares are listed with ordinary and savings American Depositary Shares (ADS) representing, respectively, 10 ordinary shares and 10 savings shares.

►

  Rating at March 31, 2010

	Rating	Outlook

STANDARD & POOR'S	BBB	Stable
MOODY'S	Baa2	Stable
FITCH RATINGS	BBB	Stable

Standard & Poor’s, on April 1, 2010, confirmed its BBB rating of Telecom Italia with a stable outlook for the Group.

Moody’s, on June 17, 2009, confirmed its Baa2 rating of Telecom Italia with a stable outlook for the Group.

Fitch Ratings, on June 12, 2009, confirmed its BBB rating of Telecom Italia with a stable outlook for the Group.

Interim Report at March 31, 2010

Telecom Italia Group

Review of Operating and Financial Performance

Telecom Italia Group

Consolidated Operating Performance – First Quarter of 2010

The main profit indicators for the first quarter of 2010 compared to the first quarter of 2009 are as follows:

			Change (a-b)
(millions of euros)	1st Quarter 2010	1st Quarter 2009	amount	%	% organic
	(a)	(b)
REVENUES	6,483	6,527	(44)	(0.7)	(4.7)
EBITDA	2,826	2,739	87	3.2	0.1
EBITDA MARGIN	43.6%	42.0%	1.6 pp
ORGANIC EBITDA MARGIN	43.7%	41.6%	2.1 pp
EBIT	1,408	1,354	54	4.0	2.4
EBIT MARGIN	21.7%	20.7%	1.0 pp
ORGANIC EBIT MARGIN	21.9%	20.3%	1.6 pp
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	961	791	170	21.5
PROFIT FROM CONTINUING OPERATIONS	606	450	156	34.7
INCOME (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE	-	(9)	9	°
PROFIT FOR THE PERIOD	606	441	165	37.4
PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	601	460	141	30.7

The following chart summarizes the main line items which had an impact on the profit attributable to owners of the Parent in the first quarter of 2010:

(millions of euros)
460
+54
+116
-14
+9
-24
601
+141 (+30.7%)
1st Quarter 2009
Δ EBIT
Δ Financial management
Δ Income tax expense for the period
Δ Profit/loss Discontinued Operations
Δ Profit/loss Non-controlling interests
1st Quarter 2010

Interim Report at March 31, 2010

Telecom Italia Group

Revenues

Revenues amount to 6,483 million euros for the first  three months of 2010, with a reduction of 0.7% compared to 6,527 million euros in the first quarter of 2009 (-44 million euros). The organic change in consolidated revenues is a reduction of 4.7% (-323 million euros).

In detail, the organic change in revenues is calculated by:

•

excluding the effect of the change in the scope of consolidation (+57 million euros: 59 million euros of which refers to the entry into the scope of consolidation of Intelig Telecomunicações Ltda, in the Brazil Business Unit, in the first quarter of 2010);

•

excluding the effect of exchange differences (+222 million euros: the sum of the positive exchange differences of the Brazil Business Unit (3), equal to +225 million euros, and the exchange differences of the other Business Units, equal to -3 million euros).

The breakdown of revenues by operating segment is the following:

	1st Quarter 2010		1st Quarter 2009		Change
(millions of euros)		% of total		% of total	amount	%	% organic

Domestic	4,974	76.7	5,357	82.1	(383)	(7.1)	(7.1)
- Core Domestic	4,714	72.7	5,078	77.8	(364)	(7.2)	(7.2)
- International Wholesale	398	6.1	439	6.7	(41)	(9.3)	(8.7)
Brazil	1,392	21.5	1,061	16.2	331	31.2	3.5
Media, Olivetti and Other Operations	151	2.3	144	2.2	7	4.9
Adjustments and Eliminations	(34)	(0.5)	(35)	(0.5)	1	(2.9)
Total consolidated revenues	6,483	100.0	6,527	100.0	(44)	(0.7)	(4.7)

The following chart summarizes the changes in revenues in the periods under comparison:

(millions of euros)
6,527
+57
+222
6,806
-380
+47
+8
+2
-
6,483
Organic change: -323 (-4,7%)
1st Quarter 2009
Change in scope of consolidation effect
Exchange rate effect
1st Quarter 2009 on a comparable basis
Domestic
Brazil
Media
Olivetti
Other operations and eliminations
1st Quarter 2010
-44 (-0.7%)

(*)  The average exchange rate used to translate the Brazilian real to euro (expressed in terms of units of local currency per 1 euro), is equal to 2.49168 in the first quarter of 2010 and 3.02044 in the first quarter of 2009. The effect of the change in the exchange rates is calculated applying, to the period under comparison, the foreign currency translation rates used for the current period.

Interim Report at March 31, 2010

Telecom Italia Group

The Domestic Business Unit (divided into Core Domestic and International Wholesale), although reporting a reduction in revenues compared to the first quarter of 2009 (-7.1%; -6,5% the component related to the services), has displayed a considerable recovery compared to the change posted in the previous quarters (-10.9% in the fourth quarter of 2009). This is especially due to the attenuation of the reduction in the revenues of mobile telephony (-7.4% in the first quarter of 2010 compared to -19.3% in the fourth quarter of 2009, thanks also to the stabilization of the customer base).

As for the Brazil Business Unit, organic revenues grew 3.5% compared to the same period of the prior year. The good performance by revenues from services (+6.2% in organic revenues), buoyed by the expansion of the customer base (+1.3 million lines compared to the end of 2009), was countered by the fall in the sales of handsets.

For an in-depth analysis of revenue performance by individual Business Unit, reference should be made to “The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA is 2,826 million euros, increasing 87 million euros (+3.2%) compared to the same period of the prior year.  The EBITDA margin went from 42.0% in the first quarter of 2009 to 43.6% in the first quarter of 2010. Organic EBITDA is basically stable (+0.1%), while the organic EBITDA margin increased 2.1 percentage points (43.7% in the first quarter of 2010 compared to 41.6% in the first quarter of 2009).

Details of EBITDA and the EBITDA margin by operating segment are as follows:

	1st Quarter 2010		1st Quarter 2009		Change
(millions of euros)		% of total		% of total	amount	%	% organic

Domestic	2,451	86.7	2,523	92.1	(72)	(2.9)	(3.0)
EBITDA margin	49.3		47.1		2.2 pp		2.1 pp
Brazil	381	13.5	231	8.4	150	64.9	23.2
EBITDA margin	27.4		21.7		5.7 pp		4.4 pp
Media, Olivetti and Other Operations	(10)	(0.3)	(15)	(0.5)	5	(33.3)
Adjustments and Eliminations	4	0.1	-		4
Total consolidated EBITDA	2,826	100.0	2,739	100.0	87	3.2	0.1
EBITDA margin	43.6		42.0		+1.6 pp		2.1 pp

The following chart summarizes the changes in EBITDA:

Interim Report at March 31, 2010

Telecom Italia Group

(Revenues and income) / costs and expenses excluded from the calculation of organic EBITDA are the following:

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change

Disputes and settlements	2	12	(10)
Costs for services of the Brazil Business Unit associated with the resolution of a dispute	-	21	(21)
Other	8	4	4
Total non-organic (revenues and income) / costs and expenses	10	37	(27)

EBITDA was particularly impacted by the change in the line items analyzed below:

Acquisition of goods and services

Acquisition of goods and services stands at 2,498 million euros, decreasing 137 million euros (-5.2%) compared to the first quarter of 2009 (2,635 million euros) despite the increase due to positive exchange differences of the Brazil Business Unit (+125 million euros). The reductions, mainly referring to the Domestic Business Unit, refer to purchases of goods and products for marketing in the fixed and mobile segments and to the costs for the portion of revenues to be paid to other operators.

In detail:

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change

Purchases of goods	196	327	(131)
Portion of revenues to paid to other operators and interconnection costs	1,050	1,093	(43)
Commercial and advertising costs	462	412	50
Power, maintenance and outsourced services	289	295	(6)
Rent and leases	141	143	(2)
Other service expenses	360	365	(5)
Total acquisition of goods and services	2,498	2,635	(137)
% of Revenues	38.5	40.4	(1.9) pp

Employee benefits expenses

Details are as follows:

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change

Employee benefits expenses - Italy	856	900	(44)
Employee benefits expenses - Foreign	82	66	16
Total employee benefits expenses	938	966	(28)
% of Revenues	14.5	14.8	(0.3) pp

In the Italian component of ordinary employee benefits expenses, the reduction of 44 million euros is due to the decrease in the number of the average salaried workforce (-3,627 compared to the first quarter of 2009; of that number, the so-called solidarity contracts for the “1254 information service” of Telecom Italia S.p.A. was applied for 435 people).

In the foreign component of employee benefits expenses, the increase of 16 million euros is due to the exchange effect of the Brazil Business Unit (+11 million euros) and the entry of Intelig in the scope of consolidation, countered by the contraction in the number of the average salaried workforce (-546 average compared to 2009).

Interim Report at March 31, 2010

Telecom Italia Group

The average salaried workforce is the following:

(equivalent number)	1st Quarter 2010	1st Quarter 2009	Change

Average salaried workforce – Italy	57,822	61,449	(3,627)
Average salaried workforce – Foreign	9,477	10,023	(546)
Total average salaried workforce (1)	67,299	71,472	(4,173)
Non-current assets held for sale – Foreign	-	2,307	(2,307)
Total average salaried workforce – including Non-current assets held for sale	67,299	73,779	(6,480)

(1) The total includes people with temp work contracts: 72 average in the first quarter of 2010 (631 average in the first quarter of 2009).

The headcount at March 31, 2010 is the following:

(number)	3/31/2010	12/31/2009	Change

Headcount – Italy	60,801	60,872	(71)
Headcount – Foreign	10,244	10,512	(268)
Total (1)	71,045	71,384	(339)
Non-current assets held for sale – Foreign	-	2,205	(2,205)
Total - including Non-current assets held for sale	71,045	73,589	(2,544)

(1) Includes headcount of employees with temp work contracts: 80 at 3/31/2010 and 56 at 12/31/2009.

Other income

Details are as follows:

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change

Late payment fees charged for telephone services	18	18	-
Recovery of costs for employees, purchases and services rendered	8	9	(1)
Capital and operating grants	8	8	-
Damage compensation, penalties and sundry recoveries	5	11	(6)
Sundry income	14	8	6
Total	53	54	(1)

Other operating expenses

Details are as follows:

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change

Writedowns and expenses in connection with credit management	109	145	(36)
Provision charges	18	28	(10)
Telecommunications operating fee	96	63	33
Taxes on revenues of Brazilian companies	70	57	13
Indirect duties and taxes	29	34	(5)
Penalties, settlement compensation and administrative sanctions	3	7	(4)
Association dues and fees, donations, scholarships and traineeships	6	7	(1)
Sundry expenses	4	7	(3)
Total	335	348	(13)

Interim Report at March 31, 2010

Telecom Italia Group

Other operating expenses decreased by 13 million euros compared to the first quarter of 2009 despite the positive exchange effect of the Brazil Business Unit (+35 million euros).

Specifically, writedowns and expenses in connection with credit management refer to the Domestic Business Unit for 68 million euros (98 million euros in the first quarter of 2009) and the Brazil Business Unit for 37 million euros (45 million euros in the first quarter of 2009).

Provision charges recorded mainly for pending disputes refer to the Domestic Business Unit for 10 million euros (23 million euros in the first quarter of 2009) and the Brazil Business Unit for 7 million euros (5 million euros in the first quarter of 2009).

Depreciation and amortization

Details are as follows:

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change

Amortization of intangible assets with a finite useful life	590	547	43
Depreciation of property, plant and equipment – owned and leased	822	840	(18)
Total	1,412	1,387	25

The increase in depreciation and amortization charges is largely in relation to the change in the real/euro exchange rate (+50 million euros) and higher charges by the Brazil Business Unit, countered by a reduction in depreciation and amortization recorded by the Domestic Business Unit (-51 million euros).

Net gains (losses) on disposals of non-current assets

Impairment reversals (losses) on non-current assets

Net losses on disposals of non-current assets total 1 million euros; in the first quarter of 2009 net gains on disposals were recorded for 2 million euros.

Impairment losses on non-current assets amount to 5 million euros and refer to software development for the Domestic Business Unit.

EBIT

EBIT is 1,408 million euros, increasing 54 million euros compared to the first quarter of 2009 (+4.0%).  The EBIT margin went from 20.7% in the first quarter of 2009 to 21.7% in the first quarter of 2010. The organic change in EBIT is a positive 33 million euros (+2.4%) and the organic EBIT margin is 21.9% in the first quarter of 2010 (20.3% in the same period of the prior year).

Interim Report at March 31, 2010

Telecom Italia Group

The following chart summarizes the changes in EBIT:

The organic EBIT calculation excludes the same (revenues and income) / costs and expenses already described for the calculation of organic EBITDA.

Share of profits (losses) of associates and joint ventures accounted for using the equity method

Details are as follows:

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change

ETECSA	18	19	(1)
Other	7	(5)	12
Total	25	14	11

Other income (expenses) from investments

Other income (expenses) from investments in the first quarter of 2010 amount to a positive 2 million euros (6 million euros in the first quarter of 2009) and principally include the net gains on the disposal of investments in minor companies.

Finance income (expenses)

Details are as follows:

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change

Fair value measurement of call options on 50% of Sofora Telecomunicaciones share capital	17	(20)	37
Income (expenses) on bond buybacks	(5)	2	(7)
Early closing of derivative instruments	-	5	(5)
Net finance expenses, fair value adjustments of derivatives and underlyings and other items	(486)	(570)	84
Total	(474)	(583)	109

The change in finance income (expenses) is impacted by the following:

•

the overall reduction in interest rates and lower debt exposure and an improvement, compared to the prior year, in the impact of fair value adjustments on positions in hedge accounting;

Interim Report at March 31, 2010

Telecom Italia Group

•

the improvement in the fair value measurement of the call options on Sofora share capital;

•

the expenses connected with bond buybacks: the repurchase allows a corresponding savings in expenses on unpaid coupons during the year and a reduction in prospective expenses.

Income tax expense

Income tax expense is 355 million euros, increasing 14 million euros compared to the first quarter of 2009, mainly as a result of a higher taxable base.

Profit (Loss) from Discontinued operations/Non-current assets held for sale

In the first quarter of 2010, the balance is nil. In the first quarter of 2009, a loss of 9 million euros was recorded and referred to the contribution to consolidated results by HanseNet, sold at the beginning of 2010.

Profit for the period

The profit for the period can be detailed as follows:

(millions of euros)	1st Quarter 2010	1st Quarter 2009
Profit for the period	606	441
Attributable to:
Owners of the Parent:
Profit from continuing operations	601	469
Profit (loss) from Discontinued operations /Non-current assets held for sale	-	(9)
Profit attributable to owners of the Parent	601	460
Non-controlling interests:
Profit (loss) from continuing operations	5	(19)
Profit (loss) from Discontinued operations /Non-current assets held for sale	-	-
Profit (loss) attributable to Non-controlling interests	5	(19)

Interim Report at March 31, 2010

Telecom Italia Group

Consolidated financial position performance

Financial position structure

(millions of euros)	3/31/2010	12/31/2009	Change

	(a)	(b)	(a-b)
ASSETS
Non-current assets	68,555	68,498	57
Goodwill	43,692	43,627	65
Intangible assets with a finite useful life	6,246	6,282	(36)
Tangible assets	14,746	14,902	(156)
Other non-current assets	3,871	3,687	184
Current assets	14,882	16,450	(1,568)
Inventories, Trade and miscellaneous receivables and other current assets	8,333	7,870	463
Current income tax receivables	64	79	(15)
Investments	39	39	-
Securities other than investments, Financial receivables and other current financial assets, Cash and cash equivalents	6,446	8,462	(2,016)
Discontinued assets/Non-current assets held for sale	-	1,233	(1,233)
of a financial nature	-	81	(81)
of a non-financial nature	-	1,152	(1,152)
	83,437	86,181	(2,744)
EQUITY AND LIABILITIES
Equity	27,907	27,120	787
Non-current liabilities	40,268	39,806	462
Current liabilities	15,262	18,288	(3,026)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	-	967	(967)
of a financial nature	-	659	(659)
of a non-financial nature	-	308	(308)
	83,437	86,181	(2,744)

Non-current assets

•

Goodwill: increases by 65 million euros due to the effect of the change in the exchange rates of the Brazilian companies;

During the course of the first quarter of 2010, there were no events or circumstances such as to require updating of the impairment test on goodwill conducted at the time of the preparation of the 2009 consolidated financial statements. Specifically, the performance of the key internal parameters (EBITDA and Capex) of the Telecom Italia Group in the first quarter of 2010 is in line with the targets announced to the public and assumed as the basis for the impairment test at December 31, 2009 and moreover there have not been significant negative changes in external parameters.

•

Intangible assets with a finite useful life: decreased 36 million euros as a result of the following:

•

additions (+482 million euros);

•

amortization charge for the period (-590 million euros);

•

disposals, exchange differences, change in the scope of consolidation and other movements (for a net balance of +72 million euros).

•

Tangible assets: decreased 156 million euros from 14,902 million euros at the end of 2009 to 14,746 million euros at March 31, 2010, as a result of:

•

additions (+560 million euros);

Interim Report at March 31, 2010

Telecom Italia Group

•

depreciation charge for the period (-822 million euros);

•

disposals, exchange differences, change in the scope of consolidation and other movements (for a net balance of +106 million euros).

Discontinued assets/Non-current assets held for sale

At December 31, 2009, this line item referred to HanseNet Telekommunikation GmbH, sold at the beginning of 2010, and included:

•

assets of a financial nature for 81 million euros;

•

goodwill equal to 103 million euros;

•

other assets of a non-financial nature for 1,049 million euros.

Consolidated equity

Consolidated equity amounts to 27,907 million euros (27,120 million euros at December 31, 2009), of which 26,685 million euros is attributable to owners of the Parent (25,952 million euros at December 31, 2009) and 1,222 million euros is attributable to Non-controlling interests (1,168 million euros at December 31, 2009).

In greater detail, the changes in equity are the following:

(millions of euros)	3/31/2010	12/31/2009

At the beginning of the period (historical data)	27,120	26,856
Restatement for errors (*)		(497)
Change in accounting principles (**)		(31)
At the beginning of the period (restated)	27,120	26,328
Profit for the period	775	1,572
Dividends declared by:	(1)	(1,053)
- Telecom Italia S.p.A.	-	(1,029)
- Other Group companies	(1)	(24)
Bond conversions, equity instruments granted and buyback of treasury shares	-	(9)
Change in scope of consolidation and other changes	13	282
At the end of the period	27,907	27,120

(*) Includes the effect of the restatement for errors – as defined by IAS 8 – in connection with the Telecom Italia Sparkle case, described in detail in the consolidated financial statements at December 31, 2009 of the Telecom Italia Group. The main effects are presented under “Impact as a Result of Restatement for Errors” in this Interim Report.

(**) Includes the impact of the retrospective application of IFRIC 13 (Customer Loyalty Programmes).

Interim Report at March 31, 2010

Telecom Italia Group

Net financial debt and cash flows

Net debt is composed as follows:

Net financial debt

(millions of euros)	3/31/2010	12/31/2009	Change

	(a)	(b)	(a-b)
NON-CURRENT FINANCIAL LIABILITIES
Bonds	27,316	26,369	947
Amounts due to banks, other financial payables and liabilities	8,348	8,818	(470)
Finance lease liabilities	1,532	1,565	(33)
	37,196	36,752	444
CURRENT FINANCIAL LIABILITIES (*)
Bonds	2,971	3,667	(696)
Amounts due to banks, other financial payables and liabilities	1,639	3,069	(1,430)
Finance lease liabilities	215	250	(35)
	4,825	6,986	(2,161)
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	-	659	(659)
GROSS FINANCIAL DEBT	42,021	44,397	(2,376)

NON-CURRENT FINANCIAL ASSETS
Securities other than investments	(13)	(15)	2
Financial receivables and other non-current financial assets	(1,428)	(1,092)	(336)
	(1,441)	(1,107)	(334)
CURRENT FINANCIAL ASSETS
Securities other than investments	(1,459)	(1,843)	384
Financial receivables and other current financial assets	(427)	(1,115)	688
Cash and cash equivalents	(4,560)	(5,504)	944
	(6,446)	(8,462)	2,016
Financial assets relating to Discontinued operations/Non-current assets held for sale	-	(81)	81
FINANCIAL ASSETS	(7,887)	(9,650)	1,763

NET FINANCIAL DEBT CARRYING AMOUNT	34,134	34,747	(613)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(872)	(798)	(74)
ADJUSTED NET FINANCIAL DEBT	33,262	33,949	(687)
Detailed as follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	40,406	42,980	(2,574)
TOTAL ADJUSTED FINANCIAL ASSETS	(7,144)	(9,031)	1,887

(*) of which current portion of medium/long-term debt:
Bonds	2,971	3,667	(696)
Amounts due to banks, other financial payables and liabilities	1,005	2,557	(1,552)
Finance lease liabilities	215	250	(35)

Interim Report at March 31, 2010

Telecom Italia Group

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and floating-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the 60% - 70% range for the fixed-rate component and the 30% - 40% range for the floating-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, featuring prominently in the financial markets beginning in the fourth quarter of 2008, significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities.

Having said this and in order to present a more realistic analysis of net financial debt, starting from the June 2009 report, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a new indicator has also been presented denominated “adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities. The measurement of derivative financial instruments, which also has the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows, does not, in fact, require an actual financial settlement.

The following chart summarizes the main transactions which had an impact on the change in net financial debt during the first quarter of 2010:

(millions of euros)

34,747
-798
33,949
-754
-818
+1
+282
+602
33,262
+872
34,134
Net of industrial capital expenditure requirements
change : -687
12/31/2009 carrying amount
Adjustments (*)
12/31/2009 adjusted
Operating free cash flow
Sale of investments and other disposals
Financial investments, treasury share buybacks and dividends paid
Cash confiscated in Telecom Italia Sparkle case
Financial expenses, Income taxes and Other net non-operating requirements
3/31/2010 adjusted
Adjustments (*)
3/31/2010 carrying amount

(*) Fair value adjustments of derivatives and correlated financial assets/liabilities

Interim Report at March 31, 2010

Telecom Italia Group

Net operating free cash flow

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change

EBITDA	2,826	2,739	87
Capital expenditures on an accrual basis	(1,042)	(954)	(88)

Change in net operating working capital:	(988)	(900)	(88)
Change in inventories	78	(3)	81
Change in trade receivables and net amounts due on construction contracts	67	352	(285)
Change in trade payables (*)	(885)	(1,224)	339
Other changes in operating receivables/payables	(248)	(25)	(223)
Change in provisions for employees benefits	(2)	7	(9)
Change in operating provisions and Other changes	(40)	12	(52)
Net operating free cash flow	754	904	(150)
% of Revenues	11.6	13.9	(2.3) pp

(*) Including the change in trade payables for amounts due to fixed asset suppliers.

Net operating free cash flow amounts to 754 million euros in the first quarter of 2010. This is a reduction compared to the same period of the prior year of 150 million euros and is due to higher capital expenditure requirements, the changes in net operating working capital and also the negative change in operating provisions used for the payment of a settlement agreement.

Capital expenditures flow

Capital expenditures flow is 1,042 million euros, increasing 88 million euros compared to the first quarter of 2010.  The breakdown is as follows:

(millions of euros)	1st Quarter 2010		1st Quarter 2009		Change
		% of total		% of total

Domestic	752	72.2	833	87.3	(81)
Brazil	277	26.6	104	10.9	173
Media, Olivetti and Other Operations	13	1.2	17	1.8	(4)
Adjustments and Eliminations	-	-	-	-	-
Total	1,042	100.0	954	100.0	88
% of Revenues	16.1		14.6		1.5 pp

The increase in capital expenditures is attributable to the change in the real/euro exchange rate (+22 million euros) and higher capital expenditures by the Brazil Business Unit for the development of its network and IT platform, countered by the reduction in the Domestic Business Unit owing to the impact of the programs to cut costs and capital expenditures begun in 2009.

The following also had an effect on net financial debt during the first quarter of 2010:

Disposal of investments and other divestitures flow

Disposal of investments and other divestitures flow amounts to 818 million euros and mainly refers to the sale of HanseNet and is inclusive of the negative cash flow generated by the company sold from December 31, 2009 to the date of sale (February 16, 2010).

Interim Report at March 31, 2010

Telecom Italia Group

Cash confiscated in the Telecom Italia Sparkle case

Cash confiscated is in reference to the payment of 282 million euros as part of the proceedings against Telecom Italia Sparkle in which the courts issued a seizure order as a precautionary measure.

Moreover, on April 2, 2010, in addition to the above sum, Telecom Italia Sparkle provided two guarantees for a total of approximately 195 million euros on behalf of the courts (for about 72 million euros) and the Financial Administration (for about 123 million euros).

Finance expenses, taxes and other net non-operating requirements flow

Finance expenses, taxes and other net non-operating requirements flow mainly includes the payment, made in the first quarter of 2010, for net financial expenses, taxes and also the change in non-operating receivables and payables.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized during the first quarter of 2010 resulted in a positive effect on net financial debt at March 31, 2010 of 691 million euros (1,034 million euros at December 31, 2009 and 591 million euros at March 31, 2009).

Gross financial debt

Bonds

Bonds at March 31, 2010 are recorded for 30,287 million euros (30,036 million euros at December 31, 2009). Their nominal repayment amount is 29,512 million euros, increasing 406 million euros compared to December 31, 2009 (29,106 million euros).

The change in bonds during the first quarter of 2010 is as follows:

NEW ISSUES

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia Finance S.A. 107.7 million euros Floating Rate Notes Euribor 3M + 1.3% maturing 3/14/2012 (1)	Euro	107,715	3/14/2010
Telecom Italia S.p.A. 1,250 million euros 5.25% maturing 2/10/2022	Euro	1,250	2/10/2010

(1) These bonds were issued as a result of the contract terms established by the current bonds denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. Under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and will be reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds have been issued on March 14, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

REPAYMENTS

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia Capital S.A. 4%, issue guaranteed by Telecom Italia S.p.A.	USD	1,250	1/15/2010

BUYBACKS

As occurred in 2008, in 2009 and during the first quarter of 2010, the Telecom Italia Group bought back bonds in order to:

•

give investors a further possibility of monetizing their positions;

•

partially repay some debt securities before maturity, increasing the overall return on the Group’s liquidity without inviting any additional risks.

In particular, the following bonds were repurchased:

(millions of original currency)	Currency	Amount	Buyback period
Telecom Italia Finance S.A. 1,909 million euros 7.50% maturing April 2011 (*)	Euro	88	January – March
(*) Net of another 3 million euros of bonds repurchased by the company in 2009.

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, the nominal amount at March 31, 2010 is equal 345 million euros and decreased by 3 million euros compared to December 31, 2009 (348 million euros).

***

Interim Report at March 31, 2010

Telecom Italia Group

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the syndicated committed credit lines available at March 31, 2010. These are represented by the Revolving Credit Facility for a total of 8 billion euros expiring August 2014 and the new syndicated revolving line for a total of 1.25 billion euros signed on February 12, 2010 and expiring February 2013. In January, the syndicated line denominated Term Loan 2010 for 1.5 billion euros became due and was repaid from cash resources.

	3/31/2010		12/31/2009
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down

Term Loan – expiring 2010	--	--	1.5	1.5
Revolving Credit Facility – expiring 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility – expiring 2013	1.25	--	--	--
Total	9.25	1.5	9.5	3.0

Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility with a commitment of 127 million euros of which 23.8 million euros has been disbursed.

The bank’s commitment under the Term Loan of 19.9 million euros, disbursed in full, was duly repaid on the loan’s expiration date of January 28, 2010).

With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent of the committed facilities which, at this time, entails changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc..

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.97 years.

The average cost of the Group’s debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.2%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amount, as contractually agreed, reference should be made to the table that follows:

Maturities of Financial Liabilities – nominal repayment amount:

	maturing by 3/31/ of the year:
(millions of euros)	2011	2012	2013	2014	2015	After 2016	Total

Bonds	2,398	4,454	3,500	2,484	2,342	14,334	29,512
Loans and other financial liabilities	710	509	273	1,475	2,123	2,761	7,851
Finance lease liabilities	198	172	165	140	124	932	1,731
Total	3,306	5,135	3,938	4,099	4,589	18,027	39,094
Current financial liabilities	574						574
Total	3,880	5,135	3,938	4,099	4,589	18,027	39,668

Interim Report at March 31, 2010

Telecom Italia Group

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and Securities other than investments, amounts to 6,019 million euros at March 31, 2010 (7,347 million euros at December 31, 2009) which, together with its unused committed credit lines for 7.75 billion euros, allows the Group to amply meet its repayment obligations over the next 24 months. Notwithstanding the amount of the financing repayments made in the first quarter (about 3 billion euros), the new bond issues and the effect of the sale of HanseNet enables the Group to maintain an adequate level of liquidity.

In particular:

•

Cash and cash equivalents amount to 4,560 million euros (5,504 million euros at December 31, 2009). The different technical forms of investing available cash at March 31, 2010, which includes euro commercial paper for 100 million euros, can be analyzed as follows:

-

Maturities: investments have a maximum maturity date of three months;

-

Counterpart risk: investments are made with leading banks and financial institutions with high-credit-quality and a rating of at least A;

-

Country risk: investments are made mainly in major European financial markets (Luxembourg, London and Paris).

•

Securities other than investments amount to 1,459 million euros (1,843 million euros at December 31, 2009).  Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. These mainly consist of 900 million euros (nominal amount) in Italian treasury bonds purchased by Telecom Italia S.p.A. (with A ratings by S&P’s); 200 million euros in a monetary fund, 200 million euros in a government fund, both with AAA ratings by S&P’s and managed by a leading international credit institution; 127 million euros (nominal amount) in bonds issued by counterparts with a rating of at least A with different maturities, but all with an active market, that is, readily convertible into cash.

***

Covenants and negative pledges relating to outstanding positions at March 31, 2010

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 854 million euros (out of a total of 2,549 million euros at March 31, 2010) is not secured by bank guarantees but there are covenants which cover the following:

-

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract. As for the two loan contracts signed between EIB and Telecom Italia S.p.A. on July 17, 2006 for 150,000,000.00 euros and on November 30, 2007 for 182,200,000.00 euros, EIB has the right to terminate the contract under ex art. 1456 of the Italian Civil Code should Telecom Italia S.p.A. ceases to hold, directly or indirectly, more that 50% (fifty percent) of the voting rights in the ordinary shareholders’ meeting of HanseNet Telekommunikation GmbH in Germany or, in any case, a number of shares such that it represents more than 50% (fifty percent) of its share capital. Considering this, on November 5, 2009, the Group announced that an agreement had been signed in principle for the sale of the subsidiary, HanseNet, to the Telefónica group; the sale was finalized on February 16, 2010. In connection with the sale of HanseNet, the Group is fulfilling the requirements for the termination of the above contracts;

-

for the loan with a nominal amount of 350 million euros, if Telecom Italia S.p.A.’s rating is lower than BBB+ for S&P’s, Baa1 for Moody’s and BBB+ for Fitch Ratings and, for the loans with a nominal amount of 500 million euros, if Telecom Italia’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

-

the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital,

Interim Report at March 31, 2010

Telecom Italia Group

comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the Project. This clause also applies to the guaranteed EIB loan for 300 million euros disbursed in June 2009.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige Telecom Italia S.p.A. to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014, and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with similar content are also found in the export credit loan agreements.

A series of agreements in which Telecom Italia is a party provides for communication of a change in control:

•

Multi currency revolving credit facility (8,000,000,000 euros). The agreement was entered into by Telecom Italia and a syndicate of banks on August 1, 2005. In the event of a change in control, Telecom Italia must inform the agent within five business days and the agent, on behalf of the financing banks, must in good faith negotiate on how to continue the relationship. None of the parties will be obliged to continue such negotiations beyond a term of 30 days, after which, in the absence of any agreement, the facility shall cease to be effective and Telecom Italia will be required to repay any sums which it may have received (currently equal to 1,500,000,000 euros). Conventionally, a change of control does not exist in cases where control, under art. 2359 of the Italian Civil Code, is acquired (i) by shareholders, which, at the date of signing the agreement, directly or indirectly, hold more than 13% of the voting rights in shareholders’ meetings or (ii) by the investors (Telefonica, Assicurazioni Generali, Sintonia, Intesa Sanpaolo and Mediobanca) that entered into a shareholders’ agreement on April 28, 2007 concerning the Telecom Italia shares or (iii) by a combination of the parties belonging to both categories.

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed by Telecom Italia and a syndicate of banks on February 12, 2010 and provides for terms similar to those contained in the August 1, 2005 facility but updated to take into account the October 28, 2009 modification to the shareholders’ agreement of April 28, 2007. A change of control therefore does not exist when control, under art. 2359 of the Italian Civil Code, is acquired directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the other provisions described above remaining unchanged.

•

Bonds. The regulations of the bonds issued under the EMTN Programme by Olivetti or Telecom Italia and bonds denominated in U.S. dollars provide that, in cases of mergers or transfers of all or substantially all of the assets of the issuing company or guarantor, the merging company or transferring company must assume all of the obligations of the merged or transferred company. Failure to fulfill the obligation, for which a solution is not found, gives rise to an event of default.

•

Contracts with the European Investment Bank (EIB). The contracts signed by Telecom Italia and EIB, for a maximum amount of about 2.5 billion euros, provide for the obligation of promptly informing the bank of modifications regarding the bylaws or the distribution of capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, of share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan Project.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of 88 million euros at March 31, 2010) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders, including the shareholders of Telco, acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

Interim Report at March 31, 2010

Telecom Italia Group

Lastly, in the documentation of loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, it should be pointed out that, at March 31, 2010, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Interim Report at March 31, 2010

Telecom Italia Group

Events Subsequent to March 31, 2010

Telecom Italia Media share capital increase

On April 8, 2010, the special session of the Telecom Italia Media shareholders’ meeting passed the following resolutions:

a)

cancellation of the par value of ordinary and savings shares, which became effective on April 19, 2010;

b)

reverse stock split in a ratio of 1 ordinary or savings shares for every 10 ordinary or savings shares held, keeping unchanged the measure and the characteristics of the rights of the company’s savings shares. This transaction was completed on April 19, 2010.

c)

share capital increase against payment of 240 million euros through a rights offering of ordinary shares to the holders of Telecom Italia Media ordinary and savings shares – revoking the board’s previous power conferred by the shareholders’ meeting to increase share capital up to a maximum of 10 million euros – mandating the board of directors to establish the imminence of the rights offering, the subscription price and the maximum number of shares to be issued, in addition to the rights ratio.

Telecom Italia, as the majority shareholder of Telecom Italia Media through its investment, directly and indirectly, equal to a 69.1% stake, guaranteed its support for the rights issue by committing to subscribe to its share of the capital increase and any residual amount which might not be assigned.

The increase will be executed - after obtaining the necessary authorizations and fulfilling requirements, and whenever market conditions allow - during the first half of 2010.

The capital increase falls under the Business Plan 2010-2012 approved by the company’s board of directors on February 25, 2010 and is directed towards strengthening the asset structure to support Telecom Italia Media’s growth in the extremely dynamic market in which it operates

Business Outlook for the Year 2010

As for the Telecom Italia Group’s outlook for the current year, the objectives linked to the principal economic indicators, as outlined in the Business Plan 2010-2012, are, for the full year 2010:

•

Organic revenues (at comparable exchange rates and scope of consolidation 2010): a contraction of 2% to 3% against the previous year;

•

Organic EBITDA: basically stable in comparison with the prior year;

•

Capital expenditures: approximately 4.3 billion euros;

•

Net adjusted debt: about 32 billion euros at year-end 2010.

Interim Report at March 31, 2010

Telecom Italia Group

Interim Consolidated Financial Statements

Separate Consolidated Income Statements

Interim Report at March 31, 2010

Telecom Italia Group

Consolidated Statements of Comprehensive Income

In accordance with revised IAS 1 (Presentation of Financial Statements), which came into effect on January 1, 2009, the following statements of comprehensive income include the profit for the year as shown in the separate consolidated income statements and all non-owner changes in equity.

Interim Report at March 31, 2010

Telecom Italia Group

Consolidated Statements of Financial Position

Interim Report at March 31, 2010

Telecom Italia Group

Consolidated Statements of Cash Flows

(millions of euros)	1st Quarter 2010	1st Quarter 2009 Restated
CASH FLOWS FROM OPERATING ACTIVITIES:		
Profit from continuing operations	606	450
Adjustments for:		
Depreciation and amortization	1,412	1,387
Impairment losses (reversals) on non-current assets (including investments)	-	21
Net change in deferred tax assets and liabilities	338	312
Losses (gains) realized on disposals of non-current assets (including investments)	-	(6)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(25)	(14)
Change in employee benefits	(2)	7
Change in inventories	78	(3)
Change in trade receivables and net amounts due from customers on construction contracts	67	352
Change in trade payables	(568)	(1,020)
Net change in current income tax receivables/payables	(6)	(178)
Net change in miscellaneous receivables/payables and other assets/liabilities	(690)	(88)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	**1,210**	**1,220**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of intangible assets on an accrual basis	*(482)*	*(370)*
Purchase of tangible assets on an accrual basis	*(560)*	*(584)*
Total purchase of intangible and tangible assets on an accrual basis	(1,042)	(954)
Change in amounts due to fixed asset suppliers	*(317)*	*(204)*
Total purchase of intangible and tangible assets on a cash basis	(1,359)	(1,158)
Acquisitions of other investments	-	(1)
Change in financial receivables and other financial assets	721	(328)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of	151	-
Proceeds from sale/repayment of intangible, tangible and other non-current assets	7	37
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	**(480)**	**(1,450)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Change in current financial liabilities and other	75	(593)
Proceeds from non-current financial liabilities (including current portion)	1,256	2,112
Repayments of non-current financial liabilities (including current portion)	(3,236)	(1,829)
Proceeds from equity instruments	-	-
Consideration paid for equity instruments	-	(7)
Dividends paid	(1)	(1)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	**(1,906)**	**(318)**
CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	**-**	**(39)**
AGGREGATE CASH FLOWS (E=A+B+C+D)	**(1,176)**	**(587)**
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	**5,484**	**5,226**
Net foreign exchange differences on net cash and cash equivalents (G)	35	36
NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	**4,343**	**4,675**

Interim Report at March 31, 2010

Telecom Italia Group

Additional Cash Flow Information

(millions of euros)	1st Quarter 2010	1st Quarter 2009 Restated
Income taxes (paid) received	(12)	(198)
Interest expense paid	(894)	(1,023)
Interest income received	257	234
Dividends received	-	2

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(millions of euros)	1st Quarter 2010	1st Quarter 2009 Restated
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:		
Cash and cash equivalents - from continuing operations	5,504	5,396
Bank overdrafts repayable on demand – from continuing operations	(101)	(190)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	81	20
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	5,484	5,226
NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:		
Cash and cash equivalents - from continuing operations	4,560	4,878
Bank overdrafts repayable on demand – from continuing operations	(217)	(184)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	(19)
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	4,343	4,675

Interim Report at March 31, 2010

Telecom Italia Group

Consolidated Statement of Changes in Equity – January 1, to March 31, 2009

Consolidated Statement of Changes in Equity – January 1, to March 31, 2010

Interim Report at March 31, 2010

Telecom Italia Group

Highlights – The Business Units of the Telecom Italia Group

The highlights of the Telecom Italia Group are presented in this Interim Report according to the following operating segments:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale) as well as the relative support activities.

•

Brazil Business Unit: includes telecommunications operations in Brazil.

•

Media Business Unit: includes television network operations and management.

•

Olivetti Business Unit: includes manufacturing operations for digital printing systems and office products.

•

Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Following the sale in the first quarter of 2010 of HanseNet, which had already been classified in Discontinued Operations, the European BroadBand Business Unit is no longer presented. The other companies of that Business Unit are now included in Other Operations.

Beginning January 1, 2010, the companies Shared Service Center and HR Services, previously consolidated under Other Operations, are now consolidated in the Domestic Business Unit. For purposes of comparison, the disclosure by operating segment for the periods under comparison has been appropriately restated:

	Revenues		EBITDA		EBIT		Capital expenditures		Headcount at period-end (number)

(millions of euros)	1st Quarter 2010	1st Quarter 2009	1st Quarter 2010	1st Quarter 2009	1st Quarter 2010	1st Quarter 2009	1st Quarter 2010	1st Quarter 2009	3/31/2010	12/31/2009

Domestic	4,974	5,357	2,451	2,523	1,366	1,392	752	833	59,243	59,367
Brazil	1,392	1,061	381	231	65	(5)	277	104	9,517	9,783
Media	57	51	2	(5)	(13)	(20)	11	14	807	757
Olivetti	73	71	(10)	(9)	(11)	(10)	1	1	1,106	1,098
Other Operations	21	22	(2)	(1)	(8)	(6)	1	2	372	379
Adjustments and Eliminations	(34)	(35)	4	-	9	3	-	-	-	-
Consolidated total	6,483	6,527	2,826	2,739	1,408	1,354	1,042	954	71,045	71,384

Interim Report at March 31, 2010

Telecom Italia Group

Highlights of the operating data of the Telecom Italia Group Business Units are presented in the following table.

	3/31/2010	12/31/2009	3/31/2009

DOMESTIC FIXED
Fixed-line network connections in Italy at period-end (thousands)	18,254	18,525	19,582
Physical accesses (Consumer + Business) at period-end (thousands)	15,901	16,097	16,972
Voice pricing plans (thousands)	5,708	5,417	5,655
Broadband accesses in Italy at period-end (thousands)	8,859	8,741	8,329
of which retail accesses (thousands)	7,071	7,000	6,843
Virgilio average daily page views during period (millions)	45.2	44.7	48.8
Virgilio average daily single visitors (millions)	3.6	3.2	3.1

Network infrastructure in Italy:
- access network in copper (millions of km - pair)	110.5	110.5	109.3
- access and carrier network in optical fiber (millions of km - fiber)	4.1	4.1	3.9

Network infrastructure abroad:
- European backbone (km of fiber)	55,000	55,000	55,000
- Mediterranean (km of submarine cable)	7,000	7,000	7,000
- South America (km of fiber)	30,000	30,000	30,000

Total traffic:
Minutes of traffic on fixed-line network (billions)	32.5	134.4	35.7
- Domestic traffic	27.9	115.6	31.1
- International traffic	4.6	18.8	4.6

DOMESTIC MOBILE
Number of lines at period-end (thousands)	30,393	30,856	34,163
of which prepaid lines (thousands) (1)	23,837	24,398	27,967
Change in lines (%)	(11.0)	(11.3)	(4.9)
Churn rate (2)	6.4	29.4	5.9
Total outgoing traffic per month (millions of minutes)	2,977	2,982	2,906
Total average outgoing and incoming traffic per month (millions of minutes)	4,256	4,260	4,116
Average monthly revenues per line (3)	19.7	20.0	18.7

BRAZIL
Number of lines at period-end (thousands)	42,356	41,102	36,096

MEDIA
La7 audience share Free to Air (analog mode) (average during period, in %)	2.7	3.0	2.9
La7 audience share Free to Air (analog mode) (average of last month of period, in %)	2.8	2.9	2.8

(1) Excluding “not human” SIMs.

(2) The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(3) The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

Interim Report at March 31, 2010

Telecom Italia Group

The Business Units of the Telecom Italia Group

Domestic

►

The Business Unit

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

►

The structure of the Business Unit

The Domestic Business Unit is organized as follows:

(*) Principal companies: Telecom Italia S.p.A., Matrix S.p.A., Telenergia S.p.A., Telecontact Center S.p.A., Path.Net S.p.A., HR Services S.r.l. and Shared Service Center S.r.l.

As regards the new “customer centric” organization which the Telecom Italia Group has adopted for the domestic market since 2009, the manner of representing the Business Unit has changed from the one presented in the 2008 annual report in which such information had been organized by fixed and mobile technology. For 2010, details of revenues will still be reported also by fixed and mobile technology.

The principal operating and financial data of the Domestic Business Unit are now reported according to two Cash-generating units (CGU):

•

Core Domestic: Core Domestic includes all telecommunications activities inherent to the Italian market. Revenues indicated in the tables that follow are divided according to the net contribution of each market segment to the CGU’s results, excluding infrasegment transactions. The sales market segments defined on the basis of the new “customer centric” organizational model are as follows:

•

Consumer: Consumer comprises the aggregate of voice and internet services and products managed and developed for persons and families in the fixed and mobile telecommunications markets, public telephony and of portal/services by the company Matrix.

•

Business: Business is constituted by the aggregate of voice, data, internet and ICT solutions services and products managed and developed for SMEs (small and medium enterprises) and SOHOs (Small Office Home Office) in the fixed and mobile telecommunications markets.

•

Top: Top comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for Top, Large Account and Enterprise clientele in the fixed and mobile telecommunications markets.

•

National Wholesale: National Wholesale consists of the management and development of the portfolio of regulated and unregulated wholesale services for fixed and mobile telecommunications operators in the domestic market.

•

Other (support structures): Other includes:

▪

Technology & Operations: services related to the development, building and operation of network infrastructures, real estate properties – plant and information technology, in addition to delivery and assurance processes regarding clientele services;

▪

Staff & Other: services carried out by staff functions and other support activities performed by

Interim Report at March 31, 2010

Telecom Italia Group

minor companies of the Group (Telenergia) offered to the market and other Business Units.

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International Wholesale: International Wholesale includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

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Main operating and financial data

Key results for the first quarter of 2010 by the Domestic Business Unit, overall and by segment of clientele / business, compared to the those of the first quarter of 2009 are presented in the following tables. Starting from the first quarter of 2010, the companies HR Services and Shared Service Center are consolidated in the Domestic Business Unit. The companies’ activities largely relate to services provided internally to the Business Unit. The data for comparative periods have been appropriately reclassified.

Domestic Business Unit

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change
			amount	%	% organic

Revenues	4,974	5,357	(383)	(7.1)	(7.1)
EBITDA	2,451	2,523	(72)	(2.9)	(3.0)
EBITDA margin	49.3	47.1		2.2 pp	2.1 pp
EBIT	1,366	1,392	(26)	(1.9)	(2.2)
EBIT margin	27.5	26.0		1.5 pp	1.4 pp
Capital expenditures	752	833	(81)	(9.7)
Headcount at period-end (number)	59,243	(*) 59,367	(124)	(0.2)

 (*) Headcount at December 31, 2009.

Core Domestic

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change
			amount	%	% organic

Revenues (1) . Consumer . Business . Top . National Wholesale . Other	4,714 2,440 890 829 507 48	5,078 2,697 967 893 474 47	(364) (257) (77) (64) 33 1	(7.2) (9.5) (8.0) (7.2) 7.0 n.s.	(7.2) (9.5) (8.0) (7.2) 7.0 n.s.
EBITDA	2,379	2,440	(61)	(2.5)	(2.9)
EBITDA margin	50.5	48.1		2.4 pp	2.2 pp
EBIT	1,323	1,340	(17)	(1.3)	(1.9)
EBIT margin	28.1	26.4		1.7 pp	1.5pp
Capital expenditures	742	813	(71)	(8.7)
Headcount at period-end (number)	57,986	(*) 58,098	(112)	(0.2)

 (*) Headcount at December 31, 2009.

 (1)  The amounts indicated are net of infrasegment transactions.

Interim Report at March 31, 2010

Telecom Italia Group

International Wholesale

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change
			amount	%	% organic

Revenues . of which third parties	398 285	439 311	(41) (26)	(9.3) (8.4)	(8.7) (7.4)
EBITDA	74	85	(11)	(12.9)	(8.3)
EBITDA margin	18.6	19.4		(0.8) pp	(0.0) pp
EBIT	41	50	(9)	(18.0)	(11.0)
EBITDA margin	10.3	11.4		(1.1) pp	(0.3) pp
Capital expenditures	10	20	(10)	(50.0)
Headcount at period-end (number)	1,257	(*) 1,269	(12)	(0.9)

(*) Headcount at December 31, 2009.

Revenues

Core Domestic Revenues

As regards the market segments (excluding the subsidiaries), for the first quarter of 2010, the following changes compared to the corresponding period of 2009 are noted:

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Consumer: the reduction in revenues of the Consumer segment is 257 million euros (-9.5%), of which 231 million euros (-8.8%) refers to service revenues. The decrease in service revenues in principally attributable to the contraction in voice service revenues, particularly fixed-line voice (-104 million  euros) and outgoing mobile voice (-109 million euros), basically generated by the marketing policies commenced in the fourth quarter and aimed at bringing prices to a more competitive level and the shrinkage of the customer base (which however presents a gradually stabilizing trend thanks to the first benefits coming from the new commercial policy). This change is also affected by the trend in mobile termination revenues (-42 million euros, of which 28 million euros can be traced to the effect of the reduction in rates). Instead, the other non-traditional business areas (VAS and internet), despite the drop in messaging revenues (-22 million euros) and mobile content (-10 million euros), show a positive change over 2009 thanks to the continual growth of both fixed (+33 million euros) and mobile (+30 million euros) broadband services.

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Business: the trend in revenues records different positive signs thanks to the commercial policies launched in particular in the second half of 2009. These are geared to a more effective control over the customer base and a better quality of the acquired customers (especially in the mobile area). The contraction in revenues compared to the same period of 2009 (-8% or -77 million euros) was lower than in the last quarter of 2009 (-10.2%), with an improvement registered in both the fixed and mobile areas. In the fixed area, broadband accesses recorded the highest growth (+27,000 accesses) since the second quarter of 2008. The same can said for voice accesses which in the quarter recorded the lowest contraction (-25,000 accesses) of the last two years. In mobile, the increase in total lines (+77,000 lines) is higher than in each of the quarters in 2009; moreover, Alice VAS continues to grow (+23,000).

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Top: the total of revenues displays a reduction of 64 million euros (-7.2%) compared to the same period of 2009, confirming, for the fixed area, the significant contraction of the voice and data area; added to this, in the quarter, is a reduction in sales. These phenomena, which fit into a context of persisting  economic problems in the world of companies, are countered by two positive factors: the ability to continue to draw the clientele towards ICT solutions (whose service revenues grew by 1%) and the penetration in the mobile area, confirmed by the expansion of the mobile customer base, with an increase in revenues (+21%), driven especially by VAS.

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National Wholesale: the increase in revenues (+33 million euros or +7.0%) is generated by the growth of the customer base of the OLOs (Other Licensed Operators) for Local Loop Unbundling, Wholesale Line Rental and Bitstream services.

Interim Report at March 31, 2010

Telecom Italia Group

International Wholesale Revenues

In the first quarter of 2010, International Wholesale (the Telecom Italia Sparkle Group) reported revenues of 398 million euros, down 41 million euros compared to the same period of 2009 (-9.3%), mainly in reference to voice service (-38 million euros).

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Besides the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below as a continuation of the information presented in the annual and interim reports of the previous periods.

Revenues of the Business Unit by technology and market segment are reported below:

(millions of euros)	1st Quarter 2010			1st Quarter 2009			Change %

Market segment	Total	Fixed (*)	Mobile (*)	Total	Fixed (*)	Mobile (*)	Total	Fixed (*)	Mobile (*)
Consumer	2,440	1,206	1,293	2,697	1,279	1,495	(9.5)	(5.7)	(13.5)
Business	890	588	314	967	643	340	(8.0)	(8.6)	(7.6)
Top	829	623	228	893	717	189	(7.2)	(13.1)	20.6
National Wholesale	507	719	62	474	658	29	7.0	9.3	113.8
Other (support structures)	48	44	10	47	36	6	n.s	n.s	n.s.
Total Core Domestic	4,714	3,180	1,907	5,078	3,333	2,059	(7.2)	(4.6)	(7.4)
International Wholesale	398	398		439	439		(9.3)	(9.3)
Eliminations	(138)	(80)		(160)	(95)		n.s	n.s
Total Domestic	4,974	3,498	1,907	5,357	3,677	2,059	(7.1)	(4.9)	(7.4)

 (*) The breakdown by fixed and mobile technology is presented before intersegment eliminations.

Fixed Telecommunications Revenues

In the first quarter of 2010, fixed telecommunications revenues amount to 3,498 million euros, decreasing 179 million euros (-4.9%) compared to the same period of the prior year. The organic change in revenues is a reduction of 176 million euros (-4.8%).

At March 31, 2010, the number of retail voice accesses is 15.9 million (-196,000 accesses compared to December 31, 2009). The wholesale customer portfolio increased and at March 31, 2010 reached approximately 6.3 million accesses (+175,000 accesses compared to December 31, 2009).

The total broadband portfolio at March 31, 2010 is equal to 8.9 million accesses (+118,000 accesses compared to December 31, 2009), of which wholesale is 1.8 million.

Interim Report at March 31, 2010

Telecom Italia Group

The following chart shows the trend of revenues in the major business areas:

Retail Voice

	1st Quarter 2010		1st Quarter 2009		Change
(millions of euros)	% of total		% of total		amount	%

Traffic	612	39.0	721	40.7	(109)	(15.1)
Accesses	830	52.9	895	50.5	(65)	(7.3)
VAS voice services	47	3.0	57	3.2	(10)	(17.5)
Voice products	80	5.1	99	5.6	(19)	(19.2)
Total Retail Voice	1,569	100.0	1,772	100.0	(203)	(11.5)

Retail voice revenues, in all market segments, show an ongoing reduction in the customer base and in traffic volumes due to the competitive environment in which the company operates. Combined with this change, is a reduction of regulated fixed-mobile termination rates. The decrease in revenues from accesses in the fixed area (-65 million euros despite the increase in subscriber charges which came into effect on February 1, 2009) is compensated in part, in the domestic business, by the expansion of national wholesale services (+26 million euros for regulated intermediate services such as Local Loop Unbundling and Wholesale Line Rentals).

Internet

	1st Quarter 2010		1st Quarter 2009		Change
(millions of euros)		% of total		% of total	amount	%

Total Internet	450	100.0	421	100.0	29	6.9
of which content/portal	42	9.3	34	8.1	8	23.5

Revenues from internet total 450 million euros, increasing 29 million euros compared to the same period of 2009. The Narrowband component continues to decline and now represents only about 1% of total revenues.

Interim Report at March 31, 2010

Telecom Italia Group

The total domestic retail broadband access portfolio in the domestic market reached about 7.1 million accesses, with a growth of 71,000 units compared to the end of 2009. Flat-rate packages now account for 84% of the total retail broadband customer portfolio (83% at year-end 2009). The Alice Casa offering has a portfolio of 634,000 customers (+12,000 compared to December 31, 2009) and accounts for 9.0% of the entire broadband portfolio compared to 8.9% at December 2009. Furthermore, development of the offering and activities linked to the web through the Virgilio portal continue.

Business Data

	1st Quarter 2010		1st Quarter 2009		Change
(millions of euros)		% of total		% of total	amount	%

Leased lines	42	12.0	47	11.6	(5)	(10.6)
Data transmission	119	33.9	139	34.4	(20)	(14.4)
Data products	32	9.1	43	10.7	(11)	(25.6)
ICT	158	45.0	175	43.3	(17)	(9.7)
of which ICT services	119		118		1	0.8
of which ICT products	39		57		(18)	(31.6)
Total Business Data	351	100.0	404	100.0	(53)	(13.1)

Revenues of the Business Data area fell by 53 million euros (-13.1%) compared to the same period of 2009. In particular, the change is due to the reduction in the ICT area (-9.7%) and the contraction of ICT product sales (-18 million euros) against a positive sign coming from the growth of the services area (+1 million euros or +0.8%).

Wholesale

	1st Quarter 2010		1st Quarter 2009		Change
(millions of euros)		% of total		% of total	amount	%

National Wholesale	749	72.4	689	68.4	60	8.7
International Wholesale (*)	286	27.6	318	31.6	(32)	(10.1)
Total Wholesale	1,035	100.0	1,007	100.0	28	2.8

 (*) Includes sales to the third-party market and to domestic mobile telecommunications.

The customer portfolio of Telecom Italia’s Wholesale division reached about 6.3 million accesses for voice services and 1.8 million for broadband services in the first quarter of 2010.

On the whole, revenues from national wholesale services show an increase of 60 million euros (+8.7%) compared to the same period of 2009. The change in wholesale revenues is related to the expansion of the customer base of alternative operators served through the various types of accesses.

Mobile Telecommunications Revenues

Mobile telecommunications revenues total 1,907 million euros in the first quarter of 2010, decreasing 152 million euros (-7.4%): revenues from services recorded a decline of 7.2% and product revenues a contraction of 12.1%. The performance is nevertheless better than in the quarters in the previous year.

At March 31, 2010, the number of Telecom Italia mobile lines is about 30.4 million. The reduction compared to December 31, 2009 can be attributed to a greater selectivity in the sales policy focused on higher-value customers.

Interim Report at March 31, 2010

Telecom Italia Group

The following chart summarizes the trend of the main types of revenues:

Outgoing Voice

Outgoing voice revenues total 991 million euros, decreasing 163 million euros (-14.1%) compared to the same period of 2009. The reduction is generated mainly by the sales policies begun in the fourth quarter of 2009 and geared to bringing prices to more competitive levels, particularly encouraging traffic within the TIM customer community. Such policy has, among other things, made it possible to reverse the declining trend in the customer base observed in the preceding year.

Incoming Voice

Incoming voice revenues amount to 349 million euros, decreasing 19 million euros (-5.2%) compared to the same period of 2009, principally due to the reduction in the termination prices on the mobile network. This is partly compensated by a better trend in roaming revenues on the TIM network by customers of other operators, both national and international.

Value-Added Services (VAS)

Value-added services (VAS) revenues amount to 510 million euros, increasing 8.3% compared to the same period of 2009. Such growth is primarily attributable to interactive VAS which show an increase of 29.3% thanks especially to the contribution made by browsing revenues (+38.2%). The ratio of VAS revenues to revenues from services is about 27.6%.

Handset Sales

Handset sales revenues are 58 million euros, decreasing 8 million euros (-12.1%), compared to the same period of 2009. The rationalization of the product portfolio continues with more focus on quality (higher percentage of advanced handsets and devices using mobile internet) and on margins from these handsets and devices.

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EBITDA

EBITDA of the Domestic Business Unit amounts to 2,451 million euros, decreasing 72 million euros compared to the same period of 2009 (-2.9%).  The EBITDA margin is 49.3%, up 2.2 percentage points over the same period of 2009. The contraction in revenues is partly compensated by selective control over commercial expenditures and rigorous fixed cost cutting actions.

Interim Report at March 31, 2010

Telecom Italia Group

The organic change in EBITDA is a negative 77 million euros (-3.0%) compared to the first quarter of 2009; the organic EBITDA margin is 49.5% (47.4% in the same period of 2009).  Details are as follows:

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change

HISTORICAL EBITDA	2,451	2,523	(72)
Effect of translation of foreign currency financial statements		(1)	1
Non-organic (income) expenses
Disputes and settlements	2	12	(10)
Other	8	4	4
COMPARABLE EBITDA	2,461	2,538	(77)

With regard to changes in costs, the following is noted:

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acquisition of goods and services totals 1,705 million euros, decreasing 261 million euros (-13.3%) compared to the same period of 2009.  The contraction is mainly due to a reduction in the amounts to be paid to other operators, partly as a result of the reduction in the termination rates of voice calls on the network of other operators from fixed and mobile networks, and lower purchases of products for resale, whereas the increase in advertising and promotion costs is more than compensated by the reduction in commercial expenses, particularly those related to customer acquisition costs. The latter reduction is connected with the Group’s strategy of focusing on higher-value customers;

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employee benefits expenses amount to 834 million euros, decreasing 40 million euros compared to the same period of 2009, mainly due to the contraction of the average salaried headcount (an average of -3,390 compared to the first quarter of 2009).

EBIT

EBIT is 1,366 million euros, decreasing 26 million euros (-1.9%) compared to the same period of 2009.  The EBIT margin is 27.5% (26.0% in the first quarter of 2009).  EBIT performance can be attributed, apart from the factors commented under EBITDA, to lower depreciation and amortization charges of 51 million euros.

The organic change in EBIT is a negative 31 million euros (-2.2% compared to the same period of 2009); the organic EBIT margin is 27.7% (26.3% in the first quarter of 2009).  Details are as follows:

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change

HISTORICAL EBIT	1,366	1,392	(26)
Effect of translation of foreign currency financial statements
Non-organic (income) expenses
Non-organic expenses already described under EBITDA	10	15	(5)
Non-recurring gains on disposal of properties
COMPARABLE EBIT	1,376	1,407	(31)

Capital expenditures

Capital expenditures total 752 million euros, decreasing 81 million euros compared to the same period of 2009. The change is largely due to lower capital expenditures for wired access, network and service platforms in addition to lower commitments in connection with sales plans and offset only in part by higher expenditures for IT and service creation.

The percentage of capital expenditures to revenues is 15.1% (15.5% in the first quarter of 2009).

Interim Report at March 31, 2010

Telecom Italia Group

Headcount

Headcount is 59,243, with a reduction of 124 compared to December 31, 2009.

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Commercial developments

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On April 26, 2010 the PostaCertificat@ service was launched, literally “certified electronic communication between the Public Administration and the citizen” (CEC-PAC). The contract was finalized in January 2010. The service was awarded in the form of a concession to Poste Italiane, Postecom and Telecom Italia in a temporary association of companies by means of a tender process held at the end of 2009 by the Department of Technological Innovation of the Ministry for the Public Administration and Innovation. The CEC-PAC service features the provision of certified electronic mail addresses and accessory services which the citizen may request on a voluntary basis, which are enabled exclusively for communication services within the Public Administration/ citizen circuit. The service includes a package, free of charge, of the basic services necessary to ensure the creation of a direct communication channel between the citizen and the Public Administration and a collection of accessory services (chargeable) which the citizen can choose to activate or not. The concession has a duration of four years and can be extended for a further four years;

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On February 26, 2010, Costa Crociere S.p.A. and Telecom Italia S.p.A. signed the “GSM on the ship – Next Generation” contract as a result of which innovation and quality will be the distinguishing elements of on-board services, improving the high standards already available. The contract includes a mechanism for the allocation to Costa Crociere of revenue based on the traffic generated by passengers and at the same time a commitment by Costa Crociere to invest a part of the value in the implementation of new “ICT oriented” on-board technologies, for both passengers and crew, directed towards the use of multi-media solutions, security, entertainment and what is necessary to improve the quality of the services provided by Costa Crociere S.p.A. during a voyage.

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In March 2010, the second phase began of the project directed at all Italian tobacconists, sponsored by the Federation of Italian Tobacconist, which in 2009 led to the formation of a bank, Banca ITB, aimed at tobacconists and tailored to their specific needs. The Telecom Italia group was chosen by Banca ITB as its technological partner, thanks also to the synergy between Telecom Italia and its subsidiary Olivetti, for the supply of a specialized terminal and for the ADSL connections at all tobacconist shops. In 2009, 4000 tobacconist have already been connected and the forecast for 2010 is for a further 9,000. By participating in the Banca ITB project, tobacconists will, among other advantages, be able to offer their customers the possibility of paying all their postal payment forms (bollettini postali), also through the Pago Bancomat service, thereby further reducing the level of cash held in the cash register.

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Recently a five-year contract has been signed with the customer UBI, (the fourth banking group in Italy) for Outsourcing Printing Services. The contract includes the installation at the more than 2,100 branches of the UBI Group and at the management headquarters of 5,700 new generation photocopying machines (4,500 Samsung and 1,200 Lexmark), the management and monitoring of the printing service, the maintenance of the installed machines including consumable materials and the governance of the entire service (including the operations table/help desk), using a “pay per click”  approach, up to a maximum of 450 million copies per year. The solution, known as “Printing Light Solution”, allows Telecom Italia to operate an integrated ICT management of the Banca UBI work-stations: management of the fixed line in VOIP, management of the personal computer (DTM) and management of the printer. The technological partner for the Outsourcing Printing Services project is Fujitsu.

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The portfolio of rate plans for consumer mobile services has been renewed with the launch of new plans of which the more important are: “TIM TUTTO COMPRESO RICARICABILE”, to attract new customers from the competition, who want a benefit on all outgoing calls because they do not yet have “Community TIM consolidata”; “TIM x Tuttti Italy” to complete the TIM product portfolio for customers who make calls to land lines; “PROM Raddoppio della Ricarica” to increase the ‘customer

Interim Report at March 31, 2010

Telecom Italia Group

acquisitions push’, which provides for the doubling of refills for 12 months in MNP (mobile number portability) and for 3 months in AL (maximum 50 euros per month).

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The mobile broadband rate plan portfolio has been simplified with the launch of 2 prepaid plans exclusively for data traffic (40 hours for 9 euros instead of 30 hours for 10 euros and 100 hours for 19 euros). As confirmation of Telecom Italia’s leadership in innovation, 14.4 megabit/sec-surfing has been launched with an aggressive price for the key (89 euros) and at the same price of 7.2 euros for the traffic.

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In the area of consumer fixed lines, with the launch of “INTERNET SENZA LIMITI” the review of the single price rate plan portfolio (“Tutto senza limiti”, “Internet senza limiti” and “Voce senza limiti”), has been completed for traditional land lines.

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Principal changes in the regulatory framework

Retail fixed markets - Local, national, fixed to mobile retail traffic

With Resolution 95/10/CONS dated March 25, 2010, published in the “Gazzetta Ufficiale” on April 9, 2010, AGCom has launched the public consultation on the market analysis of local, national and fixed to mobile telephone service. The measures put forward for consultation – communicated at the same time to the European Commission – provide for the revocation of the regulatory obligations imposed on Telecom Italia in the last cycle of market analysis. The removal of some of the obligations now in force will have effect six months after the publication of the definitive measures (transition period). AGCom proposes that Telecom Italia should be subject to an ex-post check of the replicability of the offerings by means of price tests, which will be defined at the conclusion of the revision Procedure presented for public consultation in Resolution 667/09/CONS and still in progress.

Wholesale fixed markets

Wholesale access services

On April 27, 2010, with Resolution 121/10/CONS, AGCom launched a public consultation concerning the definition of a cost model for the determination of prices for wholesale access to Telecom Italia’s fixed network (unbundling, bitstream and WLR) and the calculation of the WACC, both applicable for the period May 1, 2010 to December 31, 2012. The values proposed were developed based on the new cost model BU-LRIC and, in particular, for the unbundling charge, AGCom has proposed the following: 8.70 euros per month for the period from May 1, 2010, 9.26 euros per month for the period from January 1, 2011 and 9.67 euros per month from January 1, 2012. These changes are conditional on the prior verification by AGCom of the satisfaction of two conditions: a) improvement in the quality of Telecom Italia’s copper wire network through higher investment in the maintenance of that network and a reduction in the response time for the service and for repairs and b) modernization of the access network in terms of new generation networks (NGN). With regard to the WACC to be applied to Telecom Italia wholesale access services, a rate of 9.36% has been proposed.

Wholesale leased lines

On January 15, 2010, AGCom approved Resolution 2/10/CONS relating to the wholesale market for the termination segments of leased lines (so-called terminating) and to that for the segments of leased lines on long-distance circuits (so-called trunk). AGCom has removed the obligations affecting this latter market while for the termination segments market, for circuits connecting Telecom Italia node and a mobile operator’s BTS, it has provided for deregulation with effect from December 31, 2010. For the prices of the Terminating Circuits between the Telecom Italia node and the final customer’s site, which are still regulated, AGCom has introduced the network cap mechanism for the determination of prices in the period 2010 to 2012. The initial values to which the network cap will be applied are the prices of the 2009 Reference Offer approved by AGCom (published on February 11, 2010).

Wholesale origination, termination and call transit

On March 22, 2010, the public consultation on the analysis of the markets for origination and termination services on the fixed network and for call transit services on the public fixed telephone network was concluded. With regard to the transit services market, the Authority has proposed the deregulation of the national component of the market while for the local component AGCom has proposed the introduction of a BU-LRIC

Interim Report at March 31, 2010

Telecom Italia Group

model for the determination of prices in 2011-2012 and has set the new rates for the year 2010. For the origination and termination markets, AGCom has proposed the introduction of a BU-LRIC model for the determination of prices in 2011-2012 and has set new rates for the year 2010. AGCom has also confirmed its intention of imposing rates for symmetric termination which are equal to those of Telecom Italia at the SGT level between Telecom Italia and the alternative infrastructure operators from July 2010. The European Commission in its comments on the measures communicated by AGCom, among other matters, invited AGCom to impose on all alternative operators termination rates based on costs and observed that the symmetry  should be achieved at the local level (SGU and not SGT).

Mobile messaging and data services

Telecom Italia, in self-regulation, at the beginning of 2010 launched a new rate place at the national level with a price for SMS in Italy in line with the EU regulation on international roaming (13 euro cents per SMS inclusive of VAT) and with a form of pricing of calls by second without connection fee.

In the “Gazzetta Ufficiale” of March 2, 2010, Resolution 696/09/CONS was published which relates to “Public consultation on the schedule of measures for harmonization with the principles of European regulation of international roaming and of general protection of the consumer”. AGCom, considering the commitments assumed by the operators on SMS pricing, proposes a scheme of measures directed towards the extension of the measures introduced by the International Roaming Regulations to the national level and with particular attention to the limits of protection for data traffic.

AGCom fee

In the “Gazzetta Ufficiale” of February 9, 2010, Resolution 722/09/CONS was published which sets out the amount and mode of payment of the annual fee owed to the Regulator, due for payment by April 30, 2010. For 2010, the fee has been fixed at 1.5 per thousand of communications sector revenues reported in the latest financial statements approved prior to the time of the adoption of the resolution.

Numbering

With Resolution 2/10/CIR, published on March 8, 2010, a public consultation was opened on certain aspects of the National Numbering Plan including the important possibility of granting rights of use of the numbering to virtual mobile operators.

Public telephones

In the “Gazzetta Ufficiale” of April 2, 2010, Resolution 31/10/CONS was published in which AGCom has recognized that the criteria for the distribution of public telephones in the national territory no longer conforms to current social needs and has eliminated all “quantitative” obligations. Telecom Italia, after due communication to AGCom and to affected local administrations and citizens, will be able to close up to 30,000 pay phones per year.

Interim Report at March 31, 2010

Telecom Italia Group

Brazil

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The Business Unit

The Telecom Italia Group operates in the mobile and fixed telecommunications markets in Brazil through the Tim Brasil group which offers mobile services using UMTS, GSM and TDMA technologies. Moreover, following the acquisition of Intelig Telecomunicações at the end of 2009, fiber-optic data transmission services are offered using full IP technology such as DWDM and MPLS.

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The structure of the Business Unit

The Tim Brasil group is organized as follows:

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  Main operating and financial data

Key results in the first quarter of 2010, compared to the first quarter of 2009 are presented in the following table:

	(millions of euros)		(millions of Brazilian reais)
	1st Quarter 2010	1st Quarter 2009	1st Quarter 2010	1st Quarter 2009	Change
	(a)	(b)	(c)	(d)	amount (c-d)	% (c-d)/d	% organic

Revenues	1,392	1,061	3,469	3,205	264	8.2	3.5
EBITDA	381	231	949	697	252	36.2	23.2
EBITDA margin	27.4	21.7	27.4	21.7		5.7pp	4.4 pp
EBIT	65	(5)	162	(16)	178	°	°
EBIT margin	4.7	(0.5)	4.7	(0.5)		5.2 pp	4.0 pp
Capital expenditures	277	104	689	315	374	°
Headcount at period-end (number)			9,517	(*) 9,783	(266)	(2.7)

 (*) Headcount at December 31, 2009.

Revenues

Revenues total 3,469 million Brazilian reais, 264 million Brazilian reais higher than in the first quarter of 2009 (+8.2%). Revenues in the first quarter of 2009, restated to take into account the change in the scope of consolidation owing to the entry of the fixed network Brazilian operator Intelig Telecomunicações Ltda, total 3,352 million Brazilian reais. The organic growth in revenues is +3.5%.

Interim Report at March 31, 2010

Telecom Italia Group

Service revenues went from 2,993 million Brazilian reais in the first quarter of 2009 to 3,336 million Brazilian reais in the first quarter of 2010 (+11.5%). Product revenues fell from 212 million Brazilian reais in the first quarter of 2009 to 133 million Brazilian reais in the first quarter of 2010 (-37%).

The monthly ARPU, or average revenue per user, is 25.4 Brazilian reais at March 2010 compared to 27.6 Brazilian reais at March 2009.

Total lines at March 31, 2010 are 42.4 million, up 17.3% compared to March 31, 2009, corresponding to a 23.6% market share on lines.

EBITDA

EBITDA is 949 million Brazilian reais, 252 million Brazilian reais higher than in the first quarter of 2009 (+36.2%).  The EBITDA margin is 27.4%, up 5.7 percentage points over the first quarter of 2009. This result was achieved thanks to the growth of revenues and efficiency gains in areas that are not functional to commercial development, whose costs instead grew compared to the same period of the prior year. The organic change in EBITDA compared to the first quarter of 2009 is +179 million Brazilian reais; the organic EBITDA margin is 27.4% (23% in the first quarter of 2009).

(millions of Brazilian reais)	1st Quarter 2010	1st Quarter 2009	Change

HISTORICAL EBITDA	949	697	252
Costs for services associated with the settlement of a dispute	-	64	(64)
Change in the scope of consolidation	-	9	(9)
COMPARABLE EBITDA	949	770	179

With regard to changes in costs, the following is noted:

•

acquisition of goods and services totals 1,744 million Brazilian reais (1,784 million Brazilian reais in the first quarter of 2009). The reduction from last year (-40 million Brazilian reais) is largely the result of decreases of 107 million Brazilian reais in purchases of raw materials, auxiliaries, consumables and merchandise and of 49 million Brazilian reais in the portion of revenues to be paid to other TLC operators (637 million Brazilian reais in the first quarter of 2010 and 686 million Brazilian reais in the first quarter of 2009); these are partly offset by the increase of 71 million Brazilian reais in commissions, sales commission, other sales costs and advertising and promotion costs (for a total of 501 million Brazilian reais in the first quarter of 2010) and the increase of 53 million Brazilian reais in rent and lease costs (261 million Brazilian reais in the first quarter of 2010);

•

employee benefits expenses amount to 169 million Brazilian reais, increasing 15 million Brazilian reais compared to the first quarter of 2009 (+9.6%) due to a variation in the composition and in the unit cost of the workforce. Average headcount went from 9,271 in the first quarter of 2009 to 8,769 in the first quarter of 2010. The percentage of employee benefits expenses to revenues is 4.9%, increasing 0.1 percentage points compared to the first quarter of 2009. On a comparable consolidation basis, employees benefits expenses would be 2 million Brazilian reais lower compared to the first quarter of 2009;

•

other operating expenses amount to 509 million Brazilian reais, increasing 3.2% compared to the first quarter of 2009 (493 million Brazilian reais).  Such expenses consist of the following:

(millions of Brazilian reais)	1st Quarter 2010	1st Quarter 2009	Change

Writedowns and expenses in connection with credit management	93	134	(41)
Provision charges	18	17	1
Telecommunications operating fees and charges	207	151	56
Taxes on revenues	173	172	1
Indirect duties and taxes	9	10	(1)
Sundry expenses	9	9	-
Total	509	493	16

Interim Report at March 31, 2010

Telecom Italia Group

EBIT

EBIT amounts to 162 million Brazilian reais, 178 million Brazilian reais higher than in the first quarter of 2009. This increase is due to a higher contribution by EBITDA compared to the first quarter of 2009, in part offset by higher amortization and depreciation charges of 67 million Brazilian reais (785 million Brazilian reais in the first quarter of 2010 and 718 million Brazilian reais in the first quarter of 2009).

The organic change in EBIT is a positive 136 million Brazilian reais compared to the first quarter of 2009; the organic EBIT margin is 4.7% (0.7% in the first quarter of 2009).  Details are as follows:

(millions of Brazilian reais)	1st Quarter 2010	1st Quarter 2009	Change

HISTORICAL EBIT	162	(16)	178
Non-organic expenses already described under EBITDA	-	64	(64)
Change in the scope of consolidation	-	(22)	22
EBIT COMPARABLE	162	26	136

Capital expenditures

Capital expenditures amount to 689 million Brazilian reais, increasing 374 million Brazilian reais compared to the first quarter of 2009, mainly on account of higher capital expenditures in the network and the IT platforms.

Headcount

Headcount is 9,517 at March 31, 2010, a reduction of 266 people compared to December 31, 2009 (9,783).

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Commercial developments

In the first quarter of 2010, the relaunch of the positioning and the relative sales strategy of the Tim Brasil group were directed to:

•

Post-paid segment: development of the “Infinity” and “Liberty” rate plans motivated by the customer acquisition mode “Chip Avulso” (customer acquisition without subsidized terminal). In particular, the pricing plan “Liberty +100” with the promotional subscriber rate of 49 Brazilian reais per month allows customers to make unlimited calls to the TIM community and to use 100 minutes of local off-net calls. The rate plan is aimed at stimulating demand in areas in which TIM has less penetration.

•

Pre-paid segment: product innovation with the launch of the “TIM fisso” rate plan, the first plan on the market offering a fixed telephone without a subscriber charge. The concept of fixed-mobile convergence is thus strengthened offering customers attractive and innovative solutions in the residential market. The new products contribute to the continuous growth of traffic by customers.

•

Intelig Telecomunicações: the Tim Brasil group has launched the promotional campaign “Promoção Aniversário 10 Anos Intelig 23” which offers fixed to fixed long distance calls in Brazil and 23 other countries at 0.10 Brazilian reais and “Intelig Combo”, which offers fixed telephony together with a broadband plan using BPL technology (Broadband over Power-Line indoor) realized through partnership with AES Eletropaulo Telecom. The plan has been offered initially to 300 subscribers in São Paulo.

•

Data Service: TIM is continuing the strategy of developing the use of data with the micro-browsing plans. During the quarter, the group has launched a data service for prepaid customers which offers internet surfing from mobile phones at 2.90 Brazilian reais for 24 hours.

•

Wi-Fi: in January, TIM Brasil broadened its rate plan portfolio with the launch of the “TIM Wi-Fi” service limited to post-paid customers. The new rate plan consists of internet access using Wi-Fi in public places delivered by a provider (VEX). The plan has three “time” packages, active from the first connection: Wi-Fi Day (access for 24 hours), Wi-Fi Week (access for 7 days) and Wi-Fi Month (access for 30 days). There is also a flat rate package at a monthly cost of 23.90 Brazilian reais.

•

Handsets: Tim Brasil has started to sell “unlocked” handsets with payment deferred over 12 months without interest, in accordance with its “Chip Avulso” strategy implemented in 2009 in which the

Interim Report at March 31, 2010

Telecom Italia Group

intermediation on terminals is reduced by offering increased advantages to customers on services. TIM Brasil is also continuing the development of its portfolio of products: in the first quarter of 2010 the company launched the new “Motorola Quench” with Android technology and the “Samsung Blue Earth”, an eco-friendly handset which strengthens the environmental commitment of the TIM Brasil group.

Tim Brasil is also intensifying its commitment to social matters and sustainability. In January, a national channel for donations using SMS was created in favor of victims of the Angra dos Reis (Rio de Janeiro) and São Luiz do Paritinga (São Paulo) natural calamities. In the first quarter of 2010, Tim Brasil has also acted as patron of the second edition of the “Ora del Pianeta” campaign in Brazil. In this international event to raise sensibility concerning the reduction of global warming participants synchronize the switching off of lights at a pre-established time. As sponsor of the event, Tim Brasil ha sent customers 14 million SMS invitations to join the “Ora del Pianeta” campaign. Using Twitter, a countdown for the event has been set up, promoting a cultural challenge on the theme.

Interim Report at March 31, 2010

Telecom Italia Group

Media

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The Business Unit

The Telecom Italia Media Group operates in the following business segments: Telecom Italia Media S.p.A., MTV Group and Network Operator, in particular:

-

Telecom Italia Media S.p.A.: activities conducted by the company relating to the La7 and La7D television broadcasting stations and those relating to the Digital Content of Telecom Italia Group for the creation and production of content for the innovative platforms of Telecom Italia and the web;

-

MTV Group: activities carried out by MTV Italia and its subsidiary MTV Pubblicità relating to the MTV television broadcasting stations, the Playmaker production unit, the production of musical, multimedia and satellite channel platforms, in addition to MTV Mobile and multimedia (Web);

-

Network Operator (TIMB): activities conducted by Telecom Italia Media Broadcasting for the operation of the analog transmission networks of the La7, La7D and MTV channels and Digital Multiplex channels operated by the Group, in addition to offerings for accessory services and radio and television signal transmission platforms to companies of the Group and third parties.

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The structure of the Business Unit

The Business Unit is organized as follows:

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Main operating and financial data

In May 2009, as part of the actions designed to regain profitability as set out in the Business Plan, Telecom Italia Media S.p.A. sold a 60% stake in Telecom Media News which controls the APCom press agency, one of the major operators in primary national news, to the company Sviluppo Programmi Editoriali S.p.A. (E.P.S. group).

Key results of the Business Unit in the first quarter of 2010, compared to the first quarter of 2009 are presented in the following table:

Interim Report at March 31, 2010

Telecom Italia Group

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change
			amount	%

Revenues	57	51	6	11.8
EBITDA	2	(5)	7	ns
EBITDA margin	3.5	(9.8)
EBIT	(13)	(20)	7	35.0
EBIT margin	(22.8)	(39.2)
Capital expenditures	11	14	(3)	(21.4)
Headcount at period-end (number)	807	(*) 757	50	6.6

(*) Headcount at December 31, 2009.

The principal operating data of the company Telecom Media News in the first quarter of 2009 are as follows:

(millions of euros)	1st Quarter 2009

Revenues	3
EBITDA	(1)
EBIT	(1)

Tables and comments on the data for the first quarter of 2010 and for the first quarter of 2009, the latter restated by fully excluding the results relating to the company Telecom Media News, are as follows:

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change
			amount	%

Revenues	57	49	8	16.3
EBITDA	2	(4)	6	n.s.
EBITDA margin	3.5	(8.2)
EBIT	(13)	(19)	6	31.6
EBIT margin	(22.8)	(38.8)
Capital expenditures	11	14	(3)	(21.4)
Headcount at period-end (number)	807	(*) 757	50	6.6

(*) Headcount at December 31, 2009.

Revenues

Revenues amount to 57 million euros, increasing 8 million euros (+16.3%) compared to 49 million euros in the first quarter of 2009. In greater detail:

•

revenues of Telecom Italia Media S.p.A. in the first quarter of 2010, before intragroup eliminations, amount to 27 million euros, decreasing 2 million euros (-5.8%) compared to the first quarter of 2009. Net advertising revenues are basically aligned with the first quarter of 2009, Digital Content sales for Telecom Italia grew (+1 million euros) and revenues from Media Service decreased following the discontinuance of services rendered to Dahlia TV (concluded in the first half of the prior year) which had generated revenues for 2 million euros for the first quarter of 2009.

•

revenues of the MTV Group amount to 17 million euros, before intragroup eliminations, decreasing 7.4% (-2 million euros) compared to the first quarter of 2009 (19 million euros). This result is mainly attributable to the reduction in Playmaker revenues which, net of intergroup revenues, record a reduction of 1 million euros, and the decline in revenues relating to MTV Mobile of 1 million euros;

Interim Report at March 31, 2010

Telecom Italia Group

•

revenues from Network Operator activities, before intragroup eliminations, amount to 20 million euros, compared to 10 million euros in the first quarter of 2009 (+109.4%).  This result is principally due to higher revenues from the rental of bandwidths to third parties.

EBITDA

EBITDA is a positive 2 million euros; this is a reversal of the loss recorded in the first quarter of the prior year (-4 million euros), with a positive change of 6 million euros.

EBITDA of Telecom Italia Media S.p.A. is a negative 3 million higher than in the first quarter of 2009 (-6 million euros). Apart from lower revenues, EBITDA was affected by higher operating costs for 1 million euros mostly in connection with channel La7 programming due to an enhanced schedule compared to the first quarter of 2009.

EBITDA of the MTV Group improved by 1 million euros compared to the first quarter of 2009. The reduction in revenues was more than compensated by the decrease in costs (-2 million euros) thanks to the incisive program for the reorganization of the company and attentive control over operating expenses.

EBITDA relating to Network Operator activities improved by 8 million euros compared to the first quarter of 2009 and is attributable to the above-noted increase in revenues, offset in part by higher operating costs.

EBIT

EBIT amounts to -13 million euros compared to -19 million euros in the first quarter of 2009, with an improvement of 6 million euros. The change is almost entirely due to the aforementioned improvement in EBITDA.

Capital expenditures

Capital expenditures amount in total to 11 million euros (14 million euros in the first quarter of 2009). Such expenditures refer to Telecom Italia Media S.p.A. (8 million euros), the MTV group (1 million euros) and Telecom Italia Media Broadcasting (2 million euros) mostly for the acquisition of television rights extending beyond one year (8 million euros) and the acquisition of infrastructures for the expansion and maintenance of the digital network (2 million euros).

Headcount

Headcount is 807 at March 31, 2010, with an increase of 50 compared to December 31, 2009 and includes 65 people with temp work contracts (38 at December 31, 2009). The increase is due entirely to personnel with fixed term contracts, for the filming of TV productions and the start of the new La7D channel.

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Principal changes in the regulatory framework

The Romani Decree

Legislative Decree 44 dated March 15, 2010 (the Romani Decree) passed to implement EC Directive 2007/65/EC on audio-visual media services has amended Legislative Decree 177 dated July 31, 2005 (TURTV) introducing, in addition to new rules on authorization, general standards for advertising, obligations to promote European works, news rights, correction statements and protection of minors also for non-linear services (services on request and on demand).

The Romani Decree requires that the implementing regulations of AGCom to which the primary legislation refers and the enabling rights already granted, should be revised within 180 days of the passing of the law and therefore by the end of September 2010, in order to reflect the changes made to TURTV.

Network operators and Telecom Italia Media Group’s rights of use

With the publication of Law 101/08, Telecom Italia Media Broadcasting (TIMB) at the end of July 2008 received the acknowledgement from the Ministry of the conversion of the individual license as an operator of a national terrestrial digital network granted in May 2006 into a general 20-year authorization.

Interim Report at March 31, 2010

Telecom Italia Group

TIMB has obtained in Sardinia the rights of use of digital frequencies for the construction of four digital networks. In Valle D’Aosta, Western Piedmont, Trentino Alto Adige, Latium and Campania, however, contrary to the requests made to all the appropriate institutions, it has obtained rights of use of digital frequencies for the construction of only three digital networks in contrast with the so-called “one for one” principle for the conversion of networks established in Resolution 181/09/CONS.

In the presence of the failure to assign the fourth frequency in Valle d’Aosta, Western Piedmont, Trentino Alto Adige, Latium and Campania, the TI Media Group has initiated the appropriate legal actions to protect its interests.

In particular, the Group first presented an extraordinary appeal to the President of the Republic and then appealed to the Lazio Administrative Court (TAR) opposing the mode of application of Resolution 181/09/CONS and, in particular, the assignation to other parties of more frequencies than they were entitled to and the Ministry’s decision to assign to TIMB only three frequencies for the conversion of its four networks, two analog and two digital.

Channel numbering

For broadcasters of the La7 Group and MTV, the lack of regulation of the numbering of the channels on the terrestrial digital platform has produced in the all digital areas and in particular in Latium and Campania, a situation of great uncertainty over positions 7 and 8 of the remote control.

In particular, the conflicts with other broadcasters have become a critical factor in reception of La7 and MTV and are under observation in order to understand the correlation with the fall in audiences in “all digital” areas. The Romani Decree introduced a standard which entrusts to AGCom the task of adopting a numbering plan for terrestrial digital TV channels.  On the basis of this plan, for each enabling right of use, the Ministry will assign a number to each channel. In the event of failure to respect the procedure adopted by the Authority or the conditions for use of the number assigned, the Ministry will be able to impose sanctions on the operator to the point of suspending the authorization and in repeated cases of rescinding the rights of use.

The numbering plan, it is assumed, will become operational from the middle of 2010 and anyhow prior to the switch-over in the Milan area scheduled for May 18, 2010.

On April 16, 2010, AGCom in Resolution 122/10/CONS has submitted for public consultation the schedule of measures called “Automatic numbering plan for terrestrial digital television, free and for payment, modes for the assignation of channel numbers to suppliers of audio-visual media services authorized to broadcast audio-visual content using terrestrial digital technologies and related conditions for use” which provides for the assignation of numbers 1 to 9 to generalist national channels.

European Commission’s market test on the commitments of SKY Italia

In a departure from the commitments made to the European Commission at the time of its purchase of Telepiù not to undertake any activity either as a terrestrial digital operator or as a supplier of terrestrial digital pay TV services, NewsCo has recently requested that Sky Italia be allowed to apply for authorization to be admitted to the auction for the assignation of digital dividend frequencies.

The European Commission has initiated a market test to ascertain the views of the operators at the conclusion of which the regulations for entering the auction may be modified.

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Events subsequent to March 31, 2010

Telecom Italia Media share capital increase

On April 8, 2010, the special session of the Telecom Italia Media shareholders’ meeting met and passed the following resolutions:

a)

cancellation of the par value of ordinary and savings shares, which became effective on April 19, 2010;

b)

reverse stock split in a ratio of 1 ordinary or savings share for every 10 ordinary or savings shares held, keeping unchanged the measure and the characteristics of the rights of the company’s savings shares. This transaction was completed on April 19, 2010;

c)

share capital increase against payment for 240 million euros through a rights offering of ordinary shares to the holders of Telecom Italia Media ordinary and savings shares – revoking the board’s previous power conferred by the shareholders’ meeting to increase share capital up to a maximum of

Interim Report at March 31, 2010

Telecom Italia Group

10 million euros – mandating the board of directors to establish the imminence of the rights offering, the subscription price and the maximum number of shares to be issued, in addition to the rights ratio.

Telecom Italia, as the majority shareholder of Telecom Italia Media through its investment, directly and indirectly, equal to a 69.1% stake, guaranteed its support for the rights issue by committing to subscribe to its share of the capital increase and any residual amount which might not be assigned.

The increase will be executed - after obtaining the necessary authorizations and fulfilling requirements, and whenever market conditions allow - during the first half of 2010.

The capital increase falls under the Business Plan 2010-2012 approved by the company’s board of directors on February 25, 2010 and is directed towards strengthening the asset structure to support Telecom Italia Media’s growth in the extremely dynamic market in which it operates.

Interim Report at March 31, 2010

Telecom Italia Group

Olivetti

►

The Business Unit

The Olivetti group mainly operates in the sectors of products and services for Information Technology (digital printing systems and ink-jet office products, specialized applications for the banking field and commerce and in information systems managing forecast games, electronic voting and e-government). It also operates with a dedicated structure in the field of documental services (digital management of company documents), caring services (specialist help-desk) and technical assistance. Olivetti also manufactures products using silicon technology (ink-jet print heads and (MEMS) Micro Electro-Mechanical Systems and industrial applications). Starting from the second half of 2009, activities were undertaken to expand and diversify the offering by concentrating on the development of software solutions and applications services for businesses and public administrations and also on specialized devices.

The market of the Business Unit is focused mainly in Europe, Asia and South America.

►

The structure of the Business Unit

The Business Unit is organized as follows (main companies only):

►

  Main operating and financial data

Key results of the Business Unit in the first quarter of 2010, compared to the first quarter of 2009 are presented in the following table:

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change
			amount	%

Revenues	73	71	2	2.8
EBITDA	(10)	(9)	(1)	(11.1)
EBITDA margin	(13.7)	(12.7)		(1.0) pp
EBIT	(11)	(10)	(1)	(10.0)
EBIT margin	(15.1)	(14.1)		(1.0) pp
Capital expenditures	1	1
Headcount at period-end (number)	1,106	(*) 1,098	8	0.7

(*) Headcount at December 31, 2009.

Interim Report at March 31, 2010

Telecom Italia Group

Revenues

Revenues amount to 73 million euros in the first quarter of 2010, increasing 2 million euros compared to the first quarter of 2009.

As for revenues from all commercial channels, the increase is even more significant (+4 million euros or an increase of 6% compared to the same period of the prior year), thanks also to the first positive effects of the renewal of the offering linked to the strategic repositioning of the company in the Information Technology market. Particularly important is the contribution to sales by the new product lines (Data Cards, Netbooks and Notebooks) in the Olivetti and Telecom Italia channels. Higher sales were reported in foreign markets, in the Europe channel (particularly professional office products, copiers and related accessories) and in the Latin America channel (specifically PCs and servers and faxes) whereas the International channel was hurt by the decline in the sales volumes of printers for banking counter applications, a segment in which Olivetti is the market leader, due to the contraction of the Middle East markets (Iran, the Emirates and Turkey) where the crisis has frozen the investments of banks for the opening of new branches.

In Italy, higher sales were recorded in the indirect channel (dealers and distributors) particularly for professional office products, fiscal cash registers and new product lines (Netbooks and Notebooks) which more than compensated for the decline in sales of products using ink-jet technology (faxes, multifunctional printers and accessories). The direct channel (sales to large customers), on the other hand, records a contraction owing to changes in contract order sales; however, the installations begun in 2009 continue and relate to an important project in collaboration with Telecom Italia S.p.A. for the supply of specialized terminals for payments/services to authorized tobacconists in Italy. Finally, the supply of counter printers is continuing for Poste Italiane S.p.A. (the Italian post office company) with volumes equivalent to those of last year.

EBITDA

EBITDA is a negative 10 million euros, 1 million euros higher than in the first quarter of the prior year. The change can be traced to a reduction in margins given by a different sales mix and by competitive pressure owing to an economic situation that is still weak; however the reduction is in line with forecasts.

EBIT

EBIT is a negative 11 million euros, 1 million euros higher than in the first quarter of the prior year.

Capital expenditures

Capital expenditures amount to 1 million euros, unchanged compared to the same period of the prior year.

Headcount

Headcount is 1,106 (1,015 in Italy and 91 foreign) at March 31, 2010, an increase of 8 compared to December 31, 2009 (1,098, of whom 1,005 in Italy and 93 foreign).

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Commercial developments

In the first quarter of 2010, Olivetti launched a series of initiatives which mark new important milestones for the company in its progress towards strategic repositioning, begun last year with the launch of the “Documental Hub” for the digital managing of documents, which has allowed entry into the software solutions and IT services markets. The new initiatives are distinguished by their integration of hardware products with evolved services and applications, operating with Telecom Italia and using qualified partners.

In March 2010, Olivetti submitted a 360 degree proposal for the digitalization of schools: interactive multimedia black-boards, notebook computers, technology platforms for interaction between school and family, multi-media teaching content and support.

Interim Report at March 31, 2010

Telecom Italia Group

Olivetti is aiming at the “digital schoolroom” with the first complete offer for the digitalization of the school environment. “Scuola Digitale Olivetti” includes interactive multi-media black-boards, Olivetti Notebooks, Netbooks or Tablet PCs for teachers and pupils, servers and projectors, and in addition the services platform – provided on an “on demand” basis through the Telecom Italia Data Centers – to allow interaction between school and family and the sharing on line of the lessons given in the classroom and finally the multi-media teaching content and the support services throughout the country. The Olivetti offering also integrates multi-media teaching content of RCS Libri, leader in the scholastic publishing sector, with technical support services from the network of highly qualified dealers across the entire national territory.

With this new initiative Olivetti is aiming at a market worth over 1.8 billion euros globally to which can be added the market for corporate training. For interactive black-boards alone the expected average annual growth rate until 2012 in Italy is 56%.

After the launch on the Italian market the new product offering will be extended to France, Spain, Germany and England where Olivetti is historically present with sales offices and, at a later stage, to South America.

In March 2010, Olivetti re-entered the PC market with the launch of a range of new generation Notebook and Netbook computers integrated with innovative software services available in the “on demand” mode. The new Notebooks and Netbooks offering bring together design and innovation utilizing also new Intel processors and the operating system Microsoft Windows 7. Initially available with the Olivetti PC Guard services for the protection of PC and data, the new line of Notebooks and Netbooks will later be integrated with a broad range of evolved services and applications capable of optimizing the costs and performance of businesses thanks to service provision applying the “software as a service” and “pay per use” models. This allows businesses to access solutions which are constantly updated without investing in technology infrastructure.

The new product offering also utilizes the technological competence of Advalso, the services center of Olivetti for customer support services and IT support, the Telecom Italia Data Centers for the provision of the most evolved software services and Olivetti’s own network of dealers. After the launch on the Italian market, the new service offering will be marketed in the countries in which Olivetti is present with its sales offices.

With this new initiative, addressed to business customers and, through Telecom Italia, to consumers, Olivetti is aiming at a market which, in its data and PC protection services, is new and for which a trend of significant growth is expected.

Interim Report at March 31, 2010

Telecom Italia Group

International Investments

BBNed Group

The BBNed group consists of the parent, BBNed N.V., and its two subsidiaries, BBeyond B.V. and InterNLnet B.V.

BBNed Group

(millions of euros)	1st Quarter 2010	1st Quarter 2009	Change
			amount	%

Revenues	21	22	(1)	(4.5)
EBITDA	3	3	-	-
EBITDA margin	14.3	13.6
EBIT	(2)	(2)	-	-
EBIT margin	(9.5)	(9.1)
Capital expenditures	2	2	-	-
Headcount at period-end (number)	337	(*) 347	(10)	(2.9)

(*) Headcount at December 31, 2009.

The key results in the first quarter of 2010 can be summarized as follows:

•

revenues amount to 21 million euros, 1 million euros lower than in the first three months of 2009 (-4.5%) with the contraction due largely to revenues from ADSL retail services. The customer portfolio, standing at about 165,000, is some 4,000 higher than at December 31, 2009, and 6,000 higher than at March 31, 2009 thanks to the ADSL wholesale clientele;

•

EBITDA is 3 million euros, in line with EBITDA in the first quarter of 2009. The EBITDA margin is 14.3% compared to 13.6% in the first three months of 2009;

•

EBIT is a negative 2 million euros, also stable compared to the first quarter of 2009;

•

capital expenditures total 2 million euros, in line with the first three months of 2009 but with a different composition (lower incidence of expenditures for the activation of new customers with the shift towards network and IT infrastructures);

•

headcount is 337 at March 31, 2010, a reduction of 10 compared to December 31, 2009 and includes 11 people with temp work contracts (13 at December 31, 2009).

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Commercial developments

In the first quarter of 2010, there has been confirmation of the principal market trends which manifested themselves in 2009, characterized by the commercial aggressiveness of the cable operators and the development, albeit to a limited extent, of offerings in the fiber sector faced with a DSL market which is substantially stable.

In this context, BBNed has maintained its position as an active operator in the various wholesale and retail markets and customer segments (business with the brand BBeyond and consumer with the brands Alice and InterNLnet), focusing its efforts particularly on technological evolution and the rationalization of the network infrastructure and IT systems, the improvement of the profitability of its products and the optimization of operational efficiency through a tight control of costs and capital expenditures.

In the first quarter of 2010, there was a restyling of the product “DSL Consumer Alice” (single and dual play) with the introduction of the option of an annual contract aimed at improving customer loyalty and reducing churn. The Alice products without a contractual tie remain on the market with an increase in the charge of 5 euros per month (including VAT).

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Principal changes in the regulatory framework

In the first quarter of 2010, the Netherlands regulatory authority (OPTA) published a new draft for the regulation of the market for DSL access services in unbundling and of the access charges for FTTO (Fiber To The Office) in unbundling; the final regulation is expected to be issued in the second quarter of 2010 and will be followed by the implementation phase.

Interim Report at March 31, 2010

Telecom Italia Group

Other Investments Accounted for Using the Equity Method

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Telecom Argentina Group

Held by: Telecom Italia and Telecom Italia International through Sofora/Nortel Inversora 13.97%

The group operates in the sectors of fixed and mobile telecommunications, internet and data transmission in Argentina and also offers mobile telephone services in Paraguay.

At March 31, 2010, land lines in service (including installed public telephones) are about 4,364,000, unchanged compared to December 31, 2009.

As regards broadband, accesses total approximately 1,232,000, growing almost 2% compared to the end of 2009 (1,214,000).

In the mobile business, the customer base of the group reached approximately 16,767,000 customers at March 31, 2010 (of which almost 11% in Paraguay) with an increase of more than 3% compared to year-end 2009 (16,257,000). The number of postpaid customers is in line with the end of December 2009 and accounts for about 28% of the total customer base.

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ETECSA

Held by: Telecom Italia International 27%

The company operates a monopoly in the sectors of fixed and mobile telecommunications, internet and data transmission in Cuba. At March 31, 2010, the number of land lines in service (also including installed public telephones) is 1,128,900, a slight increase compared to December 31, 2009 (1,119,700). Of the lines in service, 51,900 are invoiced in U.S. dollars and the others, associated with the social development of Cuban telecommunications, in non-convertible Cuban pesos. With a market that is still of modest proportions, at March 31, 2010, internet and data customers have reached 28,100 accesses, 3% more than at year-end 2009 (27,400 accesses).

In the mobile telephony business, the customer base has surpassed 689,200 at March 31, 2010, with an increase of almost 11% compared to December 31, 2009 (621,100). The number of customers with prepaid contracts constitutes more than 95% of the client base or 657,800 customers (589,600 at December 31, 2009).

Interim Report at March 31, 2010

Telecom Italia Group

Related Party Transactions

There are no significant transactions between related parties, including intragroup transactions, of a non-recurring or unusual and/or atypical nature.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

The effects on the individual line items of the separate consolidated income statements for the first three months of 2010 and 2009 (Restated) are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

1st Quarter 2010

(millions of euros)

	Total	Related parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op**	% incidence on line item
Revenues	**6,483**	25	8	193			**226**		**226**	3.5
Other income	**53**			3			**3**		**3**	5.7
Acquisition of goods and services	**2,498**	19	2	113			**134**		**134**	5.4
Employee benefits expenses	**938**			1	25	3	**29**		**29**	3.1
Finance income	**1,430**	13		49			**62**		**62**	4.3
Finance expenses	**1,904**	8		8			**16**		**16**	0.8

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (Restated)

1st Quarter 2009

(millions of euros)

	Total	Related parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op**	% incidence on line item
Revenues	**6,527**	40	6	173			**219**	(8)	**211**	3.2
Other income	**54**	1					**1**		**1**	1.9
Acquisition of goods and services	**2,635**	27	2	118			**147**	(32)	**115**	4.4
Employee benefits expenses	**966**			1	25	4	**30**		**30**	3.1
Finance income	**968**			22			**22**		**22**	2.3
Finance expenses	**1,551**	8		56			**64**		**64**	4.1
Profit (loss) from Discontinued operations/Non-current assets held for sale				(24)			**(24)**			

Interim Report at March 31, 2010

Telecom Italia Group

The effects on the individual line items of the consolidated statements of financial position at March 31, 2010 and at December 31, 2009 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 3/31/2010 (millions of euros)	Total	Related parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
NET FINANCIAL DEBT										
Securities, financial receivables and other non-current financial assets	**(1,441)**			(71)			**(71)**		**(71)**	4.9
Securities other than investments (current assets)	**(1,459)**			(7)			**(7)**		**(7)**	0.5
Financial receivables and other current financial assets	**(427)**	(6)		(5)			**(11)**		**(11)**	2.6
Cash and cash equivalents	**(4,560)**			(204)			**(204)**		**(204)**	4.5
Non-current financial liabilities	**37,196**	212		247			**459**		**459**	1.2
Current financial liabilities	**4,825**	97		83			**180**		**180**	3.7
Total net financial debt	**34,134**	**303**		**43**			**346**		**346**	1.0
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS										
Miscellaneous receivables and other non-current assets	**999**	25					**25**		**25**	2.5
Trade and miscellaneous receivables and other current assets	**8,003**	59	6	241			**306**		**306**	3.8
Miscellaneous payables and other non-current liabilities	**1,077**		22	4			**26**		**26**	2.4
Trade and miscellaneous payables and other current liabilities	**10,155**	37	4	238	27		**306**		**306**	3.0

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2009 (millions of euros)	Total	Related parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
NET FINANCIAL DEBT										
Securities, financial receivables and other non-current financial assets	**(1,107)**			(48)			**(48)**		**(48)**	4.3
Securities other than investments (current assets)	**(1,843)**									
Financial receivables and other current financial assets	**(1,115)**			(22)			**(22)**		**(22)**	2.0
Cash and cash equivalents	**(5,504)**			(48)			**(48)**		**(48)**	0.9
Discontinued assets/Non-current assets held for sale of a financial nature	**(81)**									
Non-current financial liabilities	**36,752**	221		254			**475**		**475**	1.3
Current financial liabilities	**6,986**	128		413			**541**		**541**	7.7
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	**659**									
Total net financial debt	**34,747**	**349**		**549**			**898**		**898**	**2.6**
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS										
Miscellaneous receivables and other non-current assets	**893**	26					**26**		**26**	2.9
Trade and miscellaneous receivables and other current assets	**7,462**	120	6	163			**289**	(8)	**281**	3.8
Discontinued assets/Non-current assets held for sale of a non-financial nature	**1,152**			8			**8**			
Miscellaneous payables and other non-current liabilities	**1,084**		23	3			**26**	(1)	**25**	2.3
Trade and miscellaneous payables and other current liabilities	**11,019**	57	4	305	31		**397**	(32)	**365**	3.3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	**308**			33			**33**			

Interim Report at March 31, 2010

Telecom Italia Group

The effects on the individual line items of the consolidated statements of cash flows for the first three months of 2010 and 2009 (Restated) are as follows:

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

Interim Report at March 31, 2010

Telecom Italia Group

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	3/31/2010	12/31/2009	TYPE OF CONTRACT
NET FINANCIAL DEBT			
FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS	6		Financial receivables from Teleleasing relating to lease contracts
NON-CURRENT FINANCIAL LIABILITIES			
Teleleasing S.p.A.	211	220	Finance lease
Tiglio I S.r.l.	1	1	Sale and leaseback transactions
Total non-current financial liabilities	212	**221**	
CURRENT FINANCIAL LIABILITIES	97	**128**	Finance lease and treasury account with Teleleasing S.p.A.
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS			
MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS			
Aree Urbane S.r.l.	25	25	Non interest-bearing loan to shareholders
LI.SIT. S.p.A.		1	Receivables representing the residual share premium paid
Total miscellaneous receivables and other non-current assets	25	**26**	
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS			
ETECSA	29	28	International telecommunications services, roaming and dividends collectible
LI.SIT. S.p.A.		19	Lombardy Region social health system information networking and telephone services
NordCom S.p.A.	1	1	Supply of data network connections and applications software
Telbios S.p.A	5	4	Supply of telephone services, ADSL lines, sale of equipment and property leases
Teleleasing S.p.A.	22	65	Sale of equipment as per the 2000 collaboration agreement
Telecom Media News S.p.A.	1	1	Property leases and telecommunications services
Xtramedia		1	Internet connectivity services and custom operations
Other minor companies	1	1	
Total trade and miscellaneous receivables and other current assets	59	**120**	
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES			
CONSORZIO CRIAI	1		Specialist support for analyses, feasibility studies and prototype development in the Information Technology area
ETECSA	7	7	Telecommunications services and roaming
LI.SIT. S.p.A.		20	Deferred financial income on the information networking project of the Lombardy Region social health system
Movenda S.p.A.	1	1	Development of computer solutions and applications software for SIM card laboratories and mobile handsets and professional services
Nord.Com S.p.A.	1	1	Purchase and development of computer solutions
Telbios S.p.A	6	5	Supply of audio/visual services and products and hardware systems and software for remote medicine offerings
Teleleasing S.p.A.	16	19	Purchase of goods sold under leasing arrangements with Telecom Italia customers as the 2000 collaboration agreement
Telecom Media News S.p.A.	3	2	Press agency services and supply of information content
Tiglio I S.r.l.	1	1	Property leases
Other minor companies	1	1	
Total trade and miscellaneous payables and other current liabilities	37	**57**

Transactions with companies controlled by associates and joint ventures

The most significant amounts are summarized as follows:

Interim Report at March 31, 2010

Telecom Italia Group

At March 31, 2010, the Telecom Italia Group has provided guarantees on behalf of associates and companies controlled by associates for a total of 8 million euros (16 million euros at December 31, 2009), of which, on behalf of: Aree Urbane S.r.l. 5 million euros (11 million euros at December 31, 2009) and ETECSA 3 million euros (3 million euros at December 31, 2009).  At December 31, 2009, 2 million euros had been provided as guarantees on behalf of Telecom Media News S.p.A.. Furthermore, weak comfort letters have also been provided for a total of 36 million euros (34 million euros at December 31, 2009) on behalf of ETECSA, in respect of loans from suppliers.

Transactions with other related parties
   (through directors, statutory auditors and key managers)

On February 27, 2009, following the resignation of Gianni Mion (through whom both the companies of the Edizione group and the Sintonia group were related parties of Telecom Italia), Stefano Cao was co-opted as director (through whom only the companies of the Sintonia group are related parties of Telecom Italia); the shareholders’ meeting held on April 8, 2009 later confirmed this appointment. On December 22, 2009, Stefano Cao resigned from the post of director.

CONSOLIDATED SEPARATE INCOME STATEMENT LINE ITEMS (millions of euros)	1st Quarter 2010	1st Quarter 2009	TYPE OF CONTRACT
REVENUES			
Edizione group		1	Supply of telephone and data transmission services outsourced managed with dedicated assistance
Generali group	1 5	1 3	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications products and services for foreign holdings
Intesa SanPaolo group	2 1	3 0	Telephone, data and international network services, ICT services, LAN network management and applications platform
Mediobanca group	2	1	Telephone and MPLS data network services and marketing of data and VoIP devices
Telefónica group	15 4	12 7	Interconnection services, roaming, broadband access fees, supply of "IRU" transmission capacity and software
Other minor companies and companies that are no longer related parties	1	1	
Total revenues	**19 3**	**17 3**	
OTHER INCOME	3		Damage compensation from the Generali group
ACQUISITION OF GOODS AND SERVICES			
Edizione group		3	Sponsorships, commissions for the sale of prepaid telephone cards, fees for laying cables along expressways, TV and internet rights connected with sports events
Generali group	6	6	Insurance premiums and property leases
Intesa SanPaolo group	4	5	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1	1	Credit recovery activities
Telefónica group	10 2	10 3	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Total acquisition of goods and services	**11 3**	**11 8**	
EMPLOYEE BENEFITS EXPENSES	**1**	**1**	Non-obligatory employee insurance taken out with the Generali group
FINANCE INCOME			
Intesa SanPaolo group	3 9	1 9	Bank accounts, deposits and hedging derivatives
Mediobanca group	1 0	3	Bank accounts, deposits and hedging derivatives
Total finance income	**4 9**	**2 2**	
FINANCE EXPENSES			
Intesa SanPaolo group	4	5 3	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
Mediobanca group	4	3	Term Loan Facility and Revolving Credit Facility and hedging derivatives
Total finance expenses	**8**	**5 6**	
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE		**2 4**	Interconnection and roaming services of HanseNet GmbH (included in Discontinued Operations) to the Telefónica group

Interim Report at March 31, 2010

Telecom Italia Group

Sale of HanseNet Telekommunikation GmbH to the Telefónica group

On February 16, 2010, after having obtained the necessary authorizations from the competent authorities, the sale of HanseNet Telekommunikation GmbH to Telefónica group was finalized. HanseNet (an operator on the retail market of broadband services in Germany), is a 100%-owned subsidiary of Telecom Italia S.p.A. through the holding in Telecom Italia Deutschland Holding GmbH. The sales price of the company was based on the enterprise value of 900 million euros.

Details of the transaction are provided in the consolidated financial statements of the Telecom Italia Group at December 31, 2009, to which reference should be made for more information.

Interim Report at March 31, 2010

Telecom Italia Group

Transactions with pension funds

The most significant amounts are summarized as follows:

Remuneration to key managers

The total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 3.4 million euros for the first three months of 2010 (3.8 million euros for the first three months of 2009), analyzed as follows:

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Interim Report at March 31, 2010

Telecom Italia Group

Significant Non-Recurring Events and Transactions

The effect of non-recurring events and transactions on profit, equity, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM 6064293 dated July 28, 2006.

The effect of non-recurring items on the separate income statement is as follows:

(millions of euros)	1st Quarter 2010	1st Quarter 2009

Acquisition of goods and services / Other operating expenses:
Other sundry expenses	(8)	(4)
EBIDTA - IMPACT ON OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS	(8)	(4)
EBIT - IMPACT ON OPERATING PROFIT	(8)	(4)
Finance income (expenses) and Other income (expenses) from investments: Gains on disposals of Other investments	1	4
Other finance expenses	-	(3)
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(7)	(3)
Effect of income taxes on non-recurring items	1	-
IMPACT ON PROFIT FOR THE PERIOD	(6)	(3)

Positions or Transactions Resulting from Atypical and/or Unusual Transactions

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in the first three months of 2010 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

Interim Report at March 31, 2010

Telecom Italia Group

Alternative Performance Measures

In this Interim Report at March 31, 2010 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition.  Such measures, which are also presented in other periodical financial reports (annual report and interim reports) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income and expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent. The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this Interim Report as well as an analysis of the major non-organic components for the first quarter 2010 and 2009.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Interim Report includes one table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half-Yearly Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has been introduced denominated “Adjusted net financial debt” which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial assets and liabilities.

Interim Report at March 31, 2010

Telecom Italia Group

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

Interim Report at March 31, 2010

Telecom Italia Group

Impact as a Result of Restatement for Errors

The figures for the first quarter of 2009 has been restated to account for the effects of prior years’ errors – as defined by IAS 8 – which arose in connection with the case involving Telecom Italia Sparkle and illustrated in detail in the consolidated financial statements at December 31, 2009 of the Telecom Italia Group.

The adjustments and provision charges made are summarized as follows:

(millions of euros)	1st Quarter 2009

Impact on EBITDA and EBIT	-
Finance expenses (provision charges for interest on VAT)	(3)
Impact on profit for the period attributable to owners of the Parent	(3)

(millions of euros)	at 1/1/2009	at 3/31/2009

Impact on equity attributable to owners of the Parent	(497)	(500)
Trade and miscellaneous payables and other current liabilities (provisions) (1)	497	500
Impact on total current liabilities	497	500

(1)

The adjustments made do not impact the other statement of financial position line items and net financial debt.

The following tables reflect the effects on the line items of the first quarter 2009 financial statements of the accounting adjustments for prior years’ errors – as defined by IAS 8 – in connection with the Telecom Italia Sparkle case.

	1st Quarter 2009
(millions of euros)	Historical	Errors	Restated

OPERATING PROFIT (EBIT)	1,354	-	1,354
Share of profits (losses) of associates and joint ventures accounted for using the equity method	14	-	14
Other income (expenses) from investments	6	-	6
Finance income	968	-	968
Finance expenses	(1,548)	(3)	(1,551)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	794	(3)	791
Income tax expenses	(341)	-	(341)
PROFIT FROM CONTINUING OPERATIONS	453	(3)	450
Profit (loss) from Discontinued operations/Non-current assets held for sale	(9)	-	(9)
PROFIT FOR THE PERIOD	444	(3)	441
Attributable to:
* Owners of the Parent	463	(3)	460
* Non-controlling interests	(19)	-	(19)

Interim Report at March 31, 2010

Telecom Italia Group

	3/31/2009
(millions of euros)	Historical	Errors	Restated

EQUITY
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	14,177	(500)	13,677
Equity attributable to owners of the Parent	26,304	(500)	25,804
Equity attributable to non-controlling interests	745	-	745
TOTAL EQUITY	27,049	(500)	26,549

Trade and miscellaneous payable and other current liabilities	9,740	500	10,240
TOTAL CURRENT LIABILITIES	17,960	500	18,460
TOTAL LIABILITIES	57,522	500	58,022
TOTAL EQUITY AND LIABILITIES	84,571	-	84,571

The accounting adjustments made to correct errors – as defined by IAS 8 – recorded in connection with the Telecom Italia Sparkle case, had an effect on the basic and diluted earnings per share in the first quarter of 2009 of less than 0.01 euros.

Interim Report at March 31, 2010

Telecom Italia Group

Disputes, Litigation and Legal Proceedings Pending and Other Information

This section illustrates the main judicial, arbitration and tax proceedings in which the Telecom Italia Group companies were involved as of  March 31, 2010.

Provisions for 625 million euros were made by the Telecom Italia Group for disputes, which are described below, for which an adverse outcome is deemed likely. Of this sum, 507 million euros refer to liabilities related to the Telecom Italia Sparkle case.

►

Contingent liabilities

Telecom Italia Sparkle – Relationships with  I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: the Rome Prosecutor’s investigation.

As already indicated in the Consolidated Financial statements of the Telecom Italia Group for the year ended December 31, 2009, on February 23, 2010 the Finance Police, at the behest of the Prosecutor’s Office of Rome (“Prosecutor”), served Telecom Italia Sparkle with:

a)

An order setting a fast track hearing procedure concerning the “request to apply the measure to prohibit  [……]  from performing activities and to be replaced with a judicial commissioner” pursuant to Legislative Decree 231/2001;

b)

A warrant to seize approximately  298 million euros as an interim measure.

The Prosecutor accused certain former directors and former and current employees of Telecom Italia Sparkle of transnational conspiracy, tax evasion in cooperation with third parties, transnational money laundering, reinvestment of profits from criminal activities and bogus registration of assets. The charges of transnational conspiracy, transnational money laundering and reinvestment of profits from criminal activities constitute also predicate offenses for administrative liability pursuant to legislative Decree no. 231/2001.

In view of the hearing, Telecom Italia Sparkle filed a defense brief, to argue the lack of grounds for the application of the interim measure. Moreover, in its discussions with the Prosecutor, the Company:

a)

gave evidence of the replacement of its Executive Directors, of the suspension of the employees involved in the proceedings and still in service, as well as the dismissal of the employees in custody;

b)

filed a resolution of the Board of Directors on March 1, 2010 covering (i) the engagement of an independent professional (Prof. Paolo Ferro-Luzzi) to determine, among other things, whether the Company has adopted and implemented the organizational instruments under Legislative Decree no. 231/2001 and (ii) the ensuing effort by the Company to carry out the improvement recommendations made by such independent professional;

c)

filed with the Prosecutor a petition to cancel the request to place the Company under a judicial commissioner, together with, among others:

1.

A guarantee in favor of the Judicial Authority for approximately 72 million euros. This instrument represents a guarantee for the Prosecutor, in case of an irrevocable ruling with an order to seize, pursuant to Legislative Decree 231/2001, the amount  that should be identified as profit of criminal activities alleged in relation to this case;

2.

A guarantee in favor of the Tax Authority for approximately  123 million euros, representing the difference between the sum already seized to reflect VAT credits claimed for fiscal years 2005, 2006, 2007 (approximately  298 million euros), and the maximum amount that could be due in relation to the definition of the company’s tax position with respect to the above VAT, by virtue of an acceptance or a settlement with procedure the Italian Revenue Agency. This guarantee, which is payable on first demand, has been issued with a view to reaching a settlement with the Revenue Agency. The obligations related to any such settlement will be fulfilled mostly after a petition for the release and ensuing payment, to the Revenue Agency, of the sum of approximately  298 million euros, which was seized by order of the preliminary investigation judge (“GIP”)

Interim Report at March 31, 2010

Telecom Italia Group

3.

A preliminary overview of the activities carried out by Prof. Paolo Ferro-Luzzi, prepared upon request of Telecom Italia Sparkle,   with respect to the Company’s corporate governance, organization and control, operations and the “231 Compliance Program”.

In light of the above initiatives, on April 2, 2010, the Prosecutor withdrew the request submitted to the preliminary investigation judge to appoint a judicial commissioner for Telecom Italia Sparkle. On April 6, the preliminary investigation judge issued an order to indicate that there was “no case to answer” with respect to the above request to appoint a judicial commissioner for Telecom Italia Sparkle.

Considering the early stages of the proceedings, the complexity of the case and the substantial quantity of documents collected by the Prosecutor’s Office over many years by virtue of its own power and authority – which documents are still under review – as of this writing the Company cannot provide any guidance as to the final outcome of the proceedings. However, while an unfavorable outcome cannot be ruled out in principle, Telecom Italia Sparkle will pursue its defense with the utmost vigor, to prove its innocence against the charges brought by the Prosecutor. As to the effects determined by an unfavorable ruling for the proceedings related to Legislative Decree 231/2001, in addition to administrative fines (the amount of which would be low) and interdictive measures, sanctions would include the seizure of the profits of criminal activities. According to the case made by the Prosecutor, and without considering the effect of the Company’s defense arguments, such profits would amount to 72 million euros (a sum that is already covered by the above bond).

Concerning the tax risk associated with the events in question, it is noted that reference was made in the 2007 consolidated financial statements and in the 2008 half-yearly accounts  to an investigation under way on two suppliers in connection with an alleged VAT fraud. At that time, based on technical reasons provided by Telecom Italia Sparkle’s management and after it had obtained positive opinions from external consultants, Telecom Italia S.p.A. thought that it had operated in accordance with the law and that, therefore, there were no contingent tax liabilities.

The information and documents emerged after February 2010, following the investigative activities of the Judicial Authority by virtue of its own powers and authority, brought to light additional elements, thus making it possible to have a more thorough knowledge of the events analyzed in 2007, thanks to information that had been unknown back then.

On May 6, 2010, within the context of the above investigation by the Judicial Authority, the Finance Police notified an official tax audit report to Telecom Italia Sparkle, where it stated that:

1.

no credit could be taken for VAT paid in connection with the services performed under the above-mentioned fraudulent scheme in fiscal years 2005, 2006 and 2007, for a total amount of approximately 298 million euros;

2.

the company could not deduct, for IRES and IRAP purposes, the costs incurred in the above, non-existent transactions, with an estimated cost of 429 million euros, plus penalties and interest.

Accordingly, discussions are under way with the Italian Revenue Agency to settle the matter. Concerning the disallowed VAT credit, in case of settlement, the estimated payment is likely to amount to 421 million euros, inclusive of taxes, penalties and interest. Provisions have already been made for this amount in the consolidated financial statements. As to the direct taxes – IRES and IRAP – Telecom Italia Sparkle thinks, also on the basis of the opinion of authoritative tax professionals, that the risk of an adverse outcome in case of litigation is only possible and not probable. Consequently, no provisions were made to cover this tax risk.

OTHER TAX DISPUTES

In February and March 2009 - following the tax audits conducted by the Finance Police, the main findings of which have already been settled with the Revenue Agency, as indicated in the 2008 Annual Report – the Company received notices disputing the income tax and VAT deductibility of certain “TOP” and “Security” costs.

To this end, the Company activated a procedure with the Revenue Agency for a pre-litigation settlement agreement.  In December 2009 all claims related to fiscal year 2004 were settled.

FASTWEB

Proceedings initiated by Fastweb in October 2007 are still pending before the Court of Appeal of Milan, for the alleged abusive win-back strategy adopted by Telecom Italia in the market for residential and non-residential fixed-line voice telephony services and broadband internet access services. Plaintiff is seeking compensation for approximately  1,070 million euros.

Fastweb’s lawsuit is based on the order issued by the Court of Appeal of Milan on May 16, 2006, following the urgent motion for relief filed by Fastweb, requiring Telecom Italia to cease and desist from continuing its alleged abusive conduct.

Telecom Italia filed a formal challenge against Fastweb’s claims

Interim Report at March 31, 2010

Telecom Italia Group

VODAFONE

Proceedings are still under way before the Court of Appeal of Milan in the action brought by Vodafone in July 2006,  seeking compensation for losses set originally at 525 million euros and subsequently raised to 759 million euros. Plaintiff maintains that Telecom Italia engaged in abusive conduct, due to its dominant position in fixed telephony, to strengthen its role in the contiguous mobile telephony market, with exclusionary effects to the detriment of its competitor. According to Vodafone, Telecom Italia’s alleged abusive conduct  involved residential and business customers and was illegal also because it broke the law on personal data protection.

Telecom Italia filed a formal challenge against Vodafone’s allegations and the ground of its claims.

EUTELIA E VOICEPLUS

In June 2009, Eutelia and Voiceplus filed a complaint alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers). Plaintiffs seek compensation of approximately  730 million euros for losses suffered.

These proceedings were initiated as plaintiffs sought relief before the Court of Appeal of Milan, which ordered Telecom Italia to cease and desist from certain alleged abuses of dominant position perpetrated in the management of business relationships with Eutelia and Voiceplus. Specifically, the matter refers to Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users  of non-geographical number services.

Telecom Italia will appear to ask the Court to dismiss plaintiffs’ claims.

TELEUNIT

On October 29, 2009 Teleunit filed a complaint  before the Court of Appeal of Milan alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers and Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users ). Plaintiff seeks compensation of approximately 362 million euros for losses suffered.

Telecom Italia filed a formal challenge to dispute plaintiff’s claims.

NOTICE OF COMMENCEMENT OF PROCEEDINGS RECEIVED BY TELECOM ITALIA S.P.A. FOR ADMINISTRATIVE OFFENSES UNDER LEGISLATIVE DECREE 231/2001

In December 2008 Telecom Italia received a notice of commencement of proceedings for administrative offenses under articles 21 and 25, paragraph 4 of legislative decree 231/2001, following the investigation, by the Public Prosecutor of Milan, of events involving former Company employees and consultants charged with a series of crimes, including – among others  - the offense, under legislative decree 231/2001, of bribing public officials to obtain information from confidential archives.

With the preliminary hearing pending, Telecom Italia submitted a request for the so-called sanction upon request (i.e. “plea bargaining”)   pursuant to article 63  of legislative decree 231/2001, after, in its capacity as employer, it provided compensation to the employees and former employees - whose personal information had been collected illegally and who had sued the company - and after it had settled with the government authorities that had filed a civil lawsuit against the Company all claims linked to the events covered by the penal proceedings.

The Prosecutor’s Office in Milan gave its formal consent to the procedure and now the request is pending before the Court.

Once it is handed down, the “plea bargaining” judgment will allow Telecom Italia to close the penal case against it. However, the Company’s civil responsibility pursuant to article 2049 of the Italian civil code is unchanged, due to the activities of certain former employees. With respect to the latter Telecom Italia considers possible the risk of any contingent liability arising from requests for compensation,

 With reference to the losses suffered, the Company - together with its subsidiaries Telecom Italia Latam and Telecom Italia Audit and Compliance Services - filed a civil case against the former employees and third parties and has requested and obtained, among other things,  the seizure of one of the co-defendants’ assets worth over 15 million euros. The Company has also appointed external consultants to determine – on the basis of known events and events that are emerging and will emerge during the proceedings and elsewhere – whether there are the conditions to undertake action to seek compensation for any loss suffered.

Interim Report at March 31, 2010

Telecom Italia Group

DISPUTES  CONCERNING LICENSE FEES FOR 1994-1998

 Proceedings are still pending in relation to the request to the Ministry of Communications to reimburse Telecom Italia and TIM for the license fees paid for 1994-1998.

ARGENTINA

Telecom Italia S.p.A. and Telecom Italia International N.V. are involved, in their capacity as shareholders of Sofora Telecomunicaciones SA (“Sofora”), in a large number of judicial and administrative proceedings initiated by W de Argentina Inversiones SL (“Los W”), partners in Sofora, by SECOM (local telecommunication authority), CNDC (local Antitrust authority) and by the Secretaría de Comercio Interior (a body of the Ministry of the Economy).

Specifically, Los W brought several judicial cases against Telecom Italia S.p.A. and Telecom Italia International N.V. in order to declare null and void the call options held by Telecom Italia International on the shares representing the 50% of the equity interest held in Sofora in 2003 and to have the court acknowledge the existence of a conflict of interests for the companies of the Telecom Italia Group and the directors of the Telecom Argentina Group designated on indication of the Telecom Italia Group. On the other hand, the local government authorities, in light of alleged distortive effects on competition in the Argentine market deriving from the so-called Telco Transaction, adopted a number of resolutions aimed, among other things, to suspend the exercise of “derechos politicos” (“political rights”) by the companies of the Telecom Italia Group and their representatives in the Telecom Argentina Group and, most of all, to have the Telecom Italia Group sell its equity interest in Sofora, setting the terms and indicating the possibility of investigative actions and sanctions to ensure completion of the divestment.

Telecom Italia S.p.A. and Telecom Italia International N.V. challenged judicially Los W’s claims and the resolutions adopted by the local authorities, each within its purview, against the Group companies, obtaining, in general, favorable rulings in the cases where the competent Courts made a decision. In particular, attention is called, for its importance, to the ruling issued on February 1, 2010 (see below) by the Criminal Economic Court of Appeal of Buenos Aires which declared null and void Resolution 483/09 dated August 25, 2009, which had ordered Telecom Italia S.p.A. and Telecom Italia International N.V. to fully divest their interests in Sofora, including the call options, within one year and authorized the CNDC to set out within 60 days the terms and procedures for the divestment process.

Details of the disputes and the legal proceedings, as well as the current status for each of them, are provided below.

* * *

On June 27, 2008 Los W initiated proceedings against Telecom Italia International before the Commercial Court of Buenos Aires for the call option agreement signed in 2003 by Telecom Italia International and Los W (“Call Option Agreement”) to be declared null and void due to an alleged subsequent conflict with Argentine corporate law. Telecom Italia International filed its own defence brief requesting the Court to reject the counterparty’s claim as unfounded. The proceeding is still in its pre-trial phase.

* * *

On October 6, 2008 Los W and its shareholders filed a lawsuit against Telecom Italia and Telecom Italia International, as well as certain directors of the Telecom Argentina Group companies designated on indication of Telecom Italia, before the Commercial Court of Buenos Aires. The plaintiffs requested that the Court declare the existence of an alleged permanent conflict of interest affecting Telecom Italia, Telecom Italia International and the directors of the Telecom Argentina Group designated on indication of Telecom Italia, and determined by the alleged de facto control of Telecom Italia—and consequently of Telecom Argentina—by Telefónica S.A., (which controls also Telecom Argentina’s main competitor, Telefónica de Argentina S.A.), following the Telco S.p.A.’s acquisition of 100% of Olimpia S.p.A. share capital (“Telco Transaction”). In December 2008, Telecom Italia and Telecom Italia International filed their defence brief requesting that plaintiff’s arguments and claims be rejected. The proceeding is still in its pre-trial phase.

* * *

Interim Report at March 31, 2010

Telecom Italia Group

On April 15, 2009 the Administrative Court of Appeal of Buenos Aires served Telecom Italia and Telecom Italia International with a preliminary rulings granted to the Dracma Group and Los W. This measure suspended Telecom Italia International’s rights under the Call Option Agreement, as well as prevented any act of disposal thereunder (in particular the assignment of the agreement to third parties), until SECOM (the Argentine telecommunication authority) rules on the Telco Transaction or until the Court rules on the merits of the action that the Dracma Group and Los W will have to bring to obtain a declaratory judgment confirming the validity of the obligations set out by SECOM Note 1004/08 (see below).

On August 5, 2009 Telecom Italia and Telecom Italia International filed an extraordinary appeal (Recurso extraordinario) before the Argentine Supreme Court against such precautionary measure. As the submission of such appeal to the Supreme Court was rejected by the Administrative Court, on September 30, 2009 Telecom Italia and Telecom Italia International filed a direct appeal (Recurso de queja) with the Supreme Court.

* * *

On August 31, 2009 the Administrative Trial Court of Buenos Aires served Telecom Italia, Telecom Italia International and the companies of the Telecom Argentina Group with two preliminary rulings issued—on August 26 and 28 inaudita altra parte—upon request of Los W, ordering:

(i)

to maintain the status quo existing prior to the Telco Transaction and imposing on Telecom Italia and Telecom Italia International, as parties to the shareholders agreement with Los W (the “Shareholders Agreement”) and the Call Option Agreement, to refrain from taking any action under these agreements, including the exercise, the assignment or disposal of any right under the Call Option Agreement;

(ii)

to suspend the exercise of the “derechos politicos” of Telecom Italia and Telecom Italia International  under the law, Bylaws or Shareholders Agreements in the companies of the Telecom Argentina group;

(iii) the suspension from their office of the directors of the companies of the Telecom Argentina group designated on indication of Telecom Italia and/or Telecom Italia International; and

(iv) that such directors shall not be calculated in the quorum of the meetings of the boards of directors of the companies belonging to the Telecom Argentina group.

Subsequently, Telecom Italia and Telecom Italia International requested and obtained from the Civil and Commercial Court of Appeal the interim suspension of several meetings of the boards of directors of the companies of the Telecom Argentina Group, some of which had been unlawfully convened by Los W. Moreover, on September 30, 2009 Telecom Italia and Telecom Italia International challenged the above mentioned two preliminary rulings, which the Administrative Trial Court ratified on the same date upon Los W’s request.

On November 6, 2009 the Administrative Court of Appeal of Buenos Aires rejected the appeal filed by Telecom Italia and Telecom Italia International and, on November 24, 2009 both companies filed an extraordinary appeal (Recurso extraordinario) with the Argentine Supreme Court against such decision.

On March 23, 2010 the Administrative Court of Appeal admitted such  Recurso extraordinario filed by Telecom Italia and Telecom Italia International. The proceeding is pending before the Supreme Court.

On March 9, 2010, the Administrative Trial Court of Buenos Aires served Telecom Italia, Telecom Italia International and the companies of the Telecom Argentina Group with a preliminary injunction which, among other things, confirms the enforcement of the measures issued on August 26 and 28, 2009 (see above) by the same Trial Court. On such basis (i) the board members of the companies belonging to the Telecom Argentina Group designated on indication of Telecom Italia and/or Telecom Italia International have been excluded from the exercise of their functions within the boards of directors of such companies, and (ii) the corporate books of Nortel, Telecom Argentina, Telecom Personal and Sofora were placed under the custody of the vice chairmen (designated by Los W) of each company. Telecom Italia and Telecom Italia International appealed such preliminary injunction.

* * *

With reference to the Shareholders’ Meetings of the companies of Telecom Argentina Group, in April 2010 certain preliminary rulings were granted by the Commercial Court, suspending the discussion of items in the agenda related to the renewal of the members of the corporate bodies in the Argentine companies.

* * *

Interim Report at March 31, 2010

Telecom Italia Group

On October 6, 2009 Telecom Italia and Telecom Italia International filed an appeal with the Argentine Supreme Court, seeking a resolution of the conflict originated by the granting of the aforementioned preliminary rulings and those issued by the Civil and Commercial Court of Appeal which, among others, suspend the effects of Resolution 44/09 of CNDC (see below), so that the latter shall prevail as a result of the exclusive competence of the Court of Appeal.

On November 11, 2009 the Supreme Court requested from each competent Court the files relating to the above captioned administrative precautionary proceedings, as well as those connected to the Dracma proceedings (see above), and subsequently forwarded such Court files to the Attorney General in order to obtain an advisory opinion. A decision by the Supreme Court is pending.

ARGENTINA—SECOM

On June 26, 2008 SECOM issued Note 1004/08, ordering Telecom Italia and Telecom Italia International to request SECOM’s prior authorisation before signing any agreement or performing any act that would result in:

(i)

any increase of their direct or indirect equity interests in the companies of the Telecom Argentina Group;

(ii)

the assignment to third parties of the rights of Telecom Italia and Telecom Italia International in respect of Sofora shares or rights related to the call options on Sofora shares; and

(iii) the performance of acts of disposition of such rights that would distort competition and undermine the general economic interest.

SECOM’s order was based on the fact that Telefónica S.A. would have purportedly become a substantial shareholder in Telecom Italia—and consequently in Telecom Argentina—with the risk of distortive effects for competition in the telecommunication market.

On August 11, 2008 Telecom Italia and Telecom Italia International filed a Recurso jerarquico before the Ministerio de Planificación Federal, Inversión Pública y Servicios against Note 1004/08, which is still pending.

* * *

On December 30, 2008 SECOM issued Note 2573/08 whereby, among others, Telecom Italia and Telecom Italia International were ordered to refrain from carrying out any legal act that might entail a change in Sofora’s share capital or from transferring the rights related to the call options held by Telecom Italia International until SECOM rules on the Telco Transaction.

On January 26, 2009 Telecom Italia and Telecom Italia International filed a Recurso jerarquico against such Note, with the Ministerio de Planificación Federal, Inversión Pública y Servicios, which is still pending.

ARGENTINA—CNDC

On January 6, 2009, the CNDC (the Argentine antitrust authority) notified Telecom Italia and Telecom Italia International of Resolution 123/08, which prohibits the Telecom Italia Group from performing any action related to the exercise of the call options or the transfer of such options, until the CNDC rules on these call options in light of the Telco Transaction. Telecom Italia and Telecom Italia International challenged the Resolution and filed an appeal seeking its reversal.

Subsequently, on January 28, 2009 (with Resolution 6/09) the CNDC refused to transmit the files related to the appeal to the Court having jurisdiction over it, declaring the absence of a prejudice to Telecom Italia and Telecom Italia International, as Resolution 123/08 had simply suspended the running of the terms for the exercise of the call options by Telecom Italia International, without undermining the company’s contractual rights. Telecom Italia and Telecom Italia International considered Resolution 6/09 to be illegitimate and asked the Court to exercise its jurisdiction and examine the appeal against Resolution 123/08.

On June 25, 2009 the Civil and Commercial Court of Appeal of Buenos Aires affirmed its jurisdiction over the appeal and the case is still pending.

* * *

On January 9, 2009 the CNDC notified Telecom Italia and Telecom Italia International of Resolution 4/09, which requires—among other things—that Pirelli & Co. S.p.A., Sintonia S.p.A. and Sintonia S.A. (as sellers) and Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. (as buyers of the entire share capital of Olimpia) to notify the Telco Transaction as, according to a preliminary

Interim Report at March 31, 2010

Telecom Italia Group

analysis of the Authority, this would purportedly result in an economic concentration under the Argentine antitrust law.

Moreover, the foregoing resolution ordered the buyers to refrain from exercising their “derechos politicos” as direct or indirect shareholders of Telecom Italia, Telco, Olimpia, Telecom Italia lnternational, Sofora, Nortel and Telecom Argentina and their subsidiaries, including such rights deriving from shareholders’ agreements, until the CNDC adopts a decision on the Telco Transaction. According to a qualified opinion, this restriction should be interpreted as limited to the Argentine market. Moreover, with the same Resolution, the CNDC ordered the directors and statutory auditors designated on indication of Telecom Italia in the companies of the Telecom Argentina Group to refrain from taking any action that would result in a violation of this Resolution.

* * *

On April 3, 2009 the CNDC issued Resolution 44/09, requiring:

(i)

that Telecom Italia, Telecom Italia International, the directors, officers and representatives of Telecom Italia and Telecom Italia International, and their direct and indirect shareholders, as well as the directors and statutory auditors designated on indication of Telecom Italia and Telecom Italia International in the companies of the Telecom Argentina Group should have refrained and should refrain from adopting decisions or giving instructions that entailed or would entail in the future, directly or indirectly, the exercise of “derechos politicos” (including such rights deriving from shareholders’ agreements in the companies of the Telecom Argentina Group); and

(ii)

the reversal, as of January 9, 2009, of decisions adopted by corporate bodies or directors of the Telecom Argentina Group which implied the exercise of such “derechos politicos”.

The Telecom Italia Group filed an appeal against this decision before the Civil and Commercial Court of Appeal of Buenos Aires., On July 27, 2009 the same Court granted to Telecom Italia Group the request for precautionary suspension of the effects of Resolution 44/09.

The appeal against the petition to reverse the ruling of July 27, 2009 filed by the Ministy of Economy and Public Finance (Ministerio de Economía y Finanzas Públicas) is pending.

* * *

On May 26, 2009 the CNDC issued Resolution 64/09, ordering:

(i)

the re-establishment of the “Consejo de Direccion” of Telecom Argentina which had previously been dissolved;

(ii)

the unwinding of certain organizational changes in Telecom Argentina;

(iii)

the grant of a term of five-days for certain directors of Telecom Argentina to submit evidence against their alleged violation of the CNDC orders on the suspension of “derechos politicos”.

Telecom Italia, Telecom Italia International, the companies of the Telecom Argentina Group and its directors challenged this Resolution.

On June 10, 2009 the Civil and Commercial Court of Appeal of Buenos Aires ordered the suspension in the meeting of the board of directors of Telecom Argentina scheduled on June 12, 2009, of the discussion of the item on the agenda related to the implementation of the provisions set forth by Resolution 64/09.

On October 22, 2009 the Criminal Economic Court of Appeal of Buenos Aires, to which the CNDC had transmitted the files related to the appeal submitted by Telecom Italia and Telecom Italia International against Resolution 64/09, granted such appeal and declared the Resolution null and void.

On November 23, 2009 Telecom Italia, Telecom Italia International, the companies of the Telecom Argentina

Group and its directors were served with an extraordinary appeal (Recurso Extraordinario) filed by CNDC with the Supreme Court against the above mentioned nullity decision.

On December 17, 2009 the Criminal Economic Court of Appeal admitted the extraordinary appeal to the Supreme Court filed by CNDC against the above mentioned decision on the nullity of Resolution 64/09. The proceeding is pending.

* * *

In the framework of the antitrust proceeding related to the Telco Transaction, the SECOM rendered an opinion to the CNDC on July 23, 2009 which stated that the Telco Transaction would result in violation of several telecommunication rules, and thus recommended the CNDC not approve it.

* * *

Interim Report at March 31, 2010

Telecom Italia Group

On August 25, 2009 the Secretária de Comercio Interior (SCI) adopted Resolution 483/09 whereby, as recommended by CNDC’s Dictamen 744/09 attached to the Resolution:

(i)

it conditions the approval of the Telco Transaction to the full divestment of Telecom Italia’s direct and indirect participation in Sofora, as well as divestment of all Telecom Italia’s rights in the Telecom Argentina Group, including the call options under the Call Option Agreement;

(ii)

it authorizes the CNDC to establish, within 60 days, the terms and conditions of the divestment process, which shall take place in any case within one year;

(iii)

it requires, within 60 days, the CNDC to rule on whether fines should be applied in relation to the delay in notifying the alleged concentration that took place through the Telco Transaction, their amount and on whom they should be inflicted.

On September 16, 2009 Telecom Italia and Telecom Italia International challenged Resolution 483/09 before the CNDC, requesting its suspension and annulment and requesting also that the proceeding be transmitted to the Civil and Commercial Court of Appeal of Buenos Aires, in front of which both companies had initiated a proceeding (accion autosatisfactiva) to obtain urgent relief in order to suspend the effects of the said Resolution. On October 9, 2009, the CNDC accepted the request to transfer the proceeding to the Criminal Economic Court of Appeal.

On October 16, 2009 the Civil and Commercial Court of Appeal stayed the proceeding until the Argentine Supreme Court resolved the conflict of jurisdiction between the Civil and Commercial Court and the Criminal Economic Court of Appeal (see below).

On November 19, 2009 the SCI extended for a further 60 days the term allowed to CNDC to set forth the terms and conditions of the divestiture of the participation held in Sofora as well as all the rights in the Telecom Argentina Group including the call options. Such extension applied also to the issuance by CNDC of the decision on possible sanctions to be imposed in relation to the delay in notifying the act of concentration allegedly implemented through the Telco Transaction.

On December 23, 2009, however, the Criminal Economic Court of Appeal confirmed its intention to rule on the appeal.

On December 30, 2009 the Civil and Commercial Court of Appeal declared its competence to hear the appeal against SCI Resolution 483/09, inviting the Criminal Economic Court of Appeal—before which such appeal is currently pending—to refrain from deciding on the matter. On February 1, 2010, the Criminal Economic Court of Appeal declared Resolution SCI n.483/09 null and void.

As per Resolution 82/10 of the Argentine Ministy of Economy and Public Finance and Resolution 14/10 of the Secretaría de Política Económica (see below), SCI Resolution 483/09 was abrogated, and the Government expressly relinquished its right to appeal the decision on the annulment of such Resolution.

* * *

In application of what was provided for in SCI Resolution 483/09, and before its annulment, on January 6, 2010 SCI issued Resolutions 2/10 and 3/10 whereby, following CNDC recommendations (Dictamen 775 and Resolution 1/10), it respectively (i) imposed fines on the parties of the Telco Transaction for the delay in notifying to the Argentine Antitrust authority the alleged economic concentration that took place through the Telco Transaction and (ii) provided terms and conditions for the full divestment of Telecom Italia’s direct and indirect participation in Sofora, as well as divestment of all Telecom Italia’s rights in the Telecom Argentina Group, including the call options under the Call Option Agreement. In such respect SCI has mainly:

(i)

established a timeline for the divestiture procedure that provides for a first phase (which was to end on February 25, 2010) to procure the signing of the agreements for the disposal to third parties of the investment held in Sofora together with the call options, and for a subsequent period of time (until August 25, 2010) for the completion of the transaction which will be subject to the supervision and prior authorization of CNDC;

(ii)

imposed on the addressees of the Resolution the obligation to cooperate with and to inform SCI/CNDC  on the divestment process;

(iii)

granted Argentine regulatory authorities which ultimately are in charge of the approval of the divestment procedure, with a supervisory role and broad investigation, intervention and sanction powers in order to secure the completion of the divestiture.

On January 13, 2010 Telecom Italia and Telecom Italia International filed a Recurso de apelación before CNDC seeking the suspension and reversal of Resolutions SCI 3/10 and CNDC 1/10. Such Recurso was preliminarily granted by CNDC, which ordered its transmission to the competent court.

On January 13, 2010, both companies also filed a motion before the Civil and Commercial Court of Appeal of

Interim Report at March 31, 2010

Telecom Italia Group

Buenos Aires seeking the suspension of the aforementioned SCI/CNDC Resolutions, pending a decision on the validity of the restrictions imposed by SCI/CNDC. This motion was granted on January 15, 2010, suspending the effects of the aforementioned Resolutions with an interim measure which was appealed by CNDC, both through a motion for reconsideration, eventually rejected, and a Recurso extraordinario before the Supreme Court. As per Resolution 82/10 of the Argentine Ministry of Economy and Public Finance and Resolution 14/10 of the Secretaría de Política Económica (see below), SCI Resolution 3/10 was abrogated.

On March 29, 2010 the Criminal Economic Court of Appeal, which was hearing the appeal brought by Telecom Italia and Telecom Italia International against Resolution SCI 3/10, terminated the proceeding.

* * *

On February 22, 2010 the Argentine Ministry of Economy and Public Finance issued Resolution 82/10 by which it appointed the Secretaría de Política Económica (SPE, a subdivision of the Ministry) in order to take all the measures in the context of the antitrust proceeding, following the indications of the Criminal Economic Court of Appeal decision dated February 1, 2010—which annulled SCI Resolution 483/09—and in compliance with the local antitrust law.

Subsequently, with Resolution 14/10 dated February 22, 2010, the SPE has, among others (i) confirmed that the Telco Transaction is subject to notification under antitrust law, (ii) abrogated SCI Resolutions 483/09 and 3/10 and (iii) instructed the CNDC to take all measures to adapt the antitrust proceeding following the decision set out by the Criminal Economic Court of Appeal.

Following the above, on February 25, 2010 CNDC issued Resolution 30/10 which—among others—granted Telecom Italia and Telecom Italia International 15 days to access the file of the antitrust proceeding and provide their comments, which were submitted by such companies.

On March, 1 2010 Telecom Italia and Telecom Italia International appealed Resolutions 82/10, 14/10 and 30/10 seeking their nullity and suspension.

With Resolution 38/10 issued on March 18, the CNDC—among others—sent the appeal against Resolution 82/10 and 14/10, respectively, to the Ministry of Economy and to the SPE for the prosecution of the proceedings, while the appeal against Resolution 30/10 was sent to the Criminal Economic Court of Appeal. All such appeals are currently under review by the Criminal Economic Court of Appeal.

* * *

The Argentine Supreme Court on April 16, 2010 issued a decision by which it affirmed the competence of the

Criminal Economic Court of Appeal to rule on the appeals brought by Telecom Italia Group against the Resolutions issued by CNDC. Such decision was rendered as a result of the analysis of the conflict of jurisdiction between the Civil and Commercial Court of Appeal and the Criminal Economic Court of Appeal, which arose after the CNDC sent to the latter Court the files related to the appeal against Resolution 64/09 (see above).

SEC PROCEDURE

On December 17, 2009, the U.S. Securities and Exchange Commission requested that Telecom Italia provide, on a voluntary basis, documents related to the potential sale to third parties of the participation of the Telecom Italia Group in Telecom Argentina. Telecom Italia is cooperating with the voluntary request.

BOLIVIA—ENTEL

Following a series of measures adopted since March 2007, on May 1, 2008 the Bolivian government issued Supreme Decree to nationalise the participation acquired in 1995 by the Telecom Italia Group (through the Dutch vehicle ETI) in Entel S.A. The Decree set out a 60-day period to determine a price for the nationalised shares, after deducting all Entel’s recorded and contingent liabilities. To date the Bolivian Government has not set a price for or provided any compensation for the expropriation.

In October 2007, after failing to settle the matter amicably, ETI filed for arbitration with the International Centre for Settlement of Investment Disputes (ICSID), a World Bank institution located in Washington D.C., on the basis of the violation of the Bilateral Treaty for the Promotion and Protection of Investments between Bolivia and The Netherlands and seeking compensation for damages for the losses incurred as a result of the measures adopted by the Bolivian government; on October 31, 2007 ICSID registered the request.

Bolivia filed a motion to question the jurisdiction of the Arbitration Court over the case, after having denounced the ICSID convention after ETI submitted its claim.

Interim Report at March 31, 2010

Telecom Italia Group

Following the motion questioning ICSID’s jurisdiction, on October 14, 2009, ETI notified the Bolivian government with the request for a new arbitration by which it commenced a so-called “ad hoc” arbitration proceedings, on the basis of the Bilateral Treaty for the Promotion and Protection of Investments between Bolivia and The Netherlands, to determine whether the measures taken by the Bolivian government constituted a violation of such Treaty and to seek compensation for the damages suffered.

On October 21, 2009 ETI and Bolivia reached an agreement to terminate the ICSID arbitration proceedings, appointing a new Arbitration Panel composed of the same arbitrators as those of the ICSID Arbitration Court.

The “ad hoc” proceedings are continuing under the terms and conditions set forth by the established Arbitration Panel.

GERMANY—AOL ARBITRATION

In November 2008 AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia that they had initiated arbitration proceedings before the Paris International Chamber of Commerce (“ICC”) in relation to the contract for TIDE’s acquisition of the broadband assets of the AOL Time Warner Group in Germany, signed in September 2006 and completed in February 2007.

The aim of the request for arbitration is to obtain:

(i)

a ruling that the contracts for the supply of services to a specific category of customers (known as Bring-Your-Own-Access or BYOA) are not to be considered sold to Telecom Italia and TIDE;

(ii)  an order for defendants to cause HanseNet (the German company controlled by TIDE that currently manages the services provided to BYOA customers) to return to AOL the amount invoiced to customers for the above services (approximately 2 million euros).

In February 2009, Telecom Italia and TIDE filed their own briefs and cross-claims, requesting AOL—after determining that the BYOA customers had to be sold by AOL—to transfer them, where this is still possible, and in any case to disgorge the revenues generated from these customers collected by AOL or provide compensation for the loss suffered. The arbitration is under way in its pre-trial phase.

GREECE – DELAN

In 2005, Tim International (merged into Telecom Italia International as of June 27, 2008) sold the entirety of its interest held in Tim Hellas pursuant to a Stock Purchase Agreement executed in April 2005 (“SPA”). According to said agreement, Tim International agreed to indemnify the buyer against certain potential liabilities, among which an arbitration between Tim Hellas and Delan Cellular Services SA (“Delan”) started in 1998.

In July 2006, Tim Hellas (which changed its corporate name into Wind Hellas) notified Tim International that the Greek Arbitration Panel had issued a decision on the case in favour of Delan and awarded damages against Wind Hellas for a total amount of Euro 52 million including interest. Wind Hellas challenged this award, which was eventually declared null by the Court of Appeal. The nullity was ultimately confirmed by the Greek Supreme Court.

In 2009 Carothers Ltd (acting as successor of Delan) initiated a  proceedings against Wind Hellas, seeking a preliminary injunction as well as on the merits before Greek Courts, on  grounds apparently similar to those sustained in the arbitral case.

Wind Hellas in turn served Telecom Italia International with an impleader to join in such proceedings, by  virtue of the indemnification obligations under the SPA. Such impleader has been extended to the preliminary injunction phase as well, where Carothers is seeking an attachment on Wind Hellas assets.

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Other information

LICENSE FEE FOR 1998

In March 2009 Telecom Italia filed an appeal with the Council of State against a ruling by the Lazio Regional Administrative Court (TAR) which rejected the Telecom Italia Group’s request to be repaid the 1998 license fee despite the favorable decision of the EU Court of Justice of February 23, 2008 on the preliminary ruling question raised by the Lazio Court.

In particular, in 2003 Telecom Italia and TIM had brought separate actions before the Lazio TAR to determine their right to obtain repayment of the license fee for 1998 (equal to  386 million euros for Telecom Italia and to  143 million euros for TIM, plus interest) in light of the conflict between Directive 97/13/EC on a common

Interim Report at March 31, 2010

Telecom Italia Group

framework for general authorizations and individual licenses in the field of telecommunications services and the Italian law that had extended to 1998 the obligation for telecommunications operators to pay the annual license fee.

The Council of State rejected the appeal to overturn the decision of the Lazio TAR, with ruling no. 7506/09.

The Company is considering other initiatives to protect its rights.

TELEFONIA MOBILE: MOBILE TELEPHONY: DEALER INVESTIGATION

The activities to check prepaid sim cards  incorrectly associated with an ID card continued also in the first quarter of 2010.

With reference to the activations occurred in the 2005-2008 period – featuring a residual number of 1,883,000 lines to be swept as of January 1, 2010, including around 1,768,000 (94%) talking lines – in the first quarter of 2010 around 303,000 lines were terminated while 49,000 were regularized.

As to the activations occurred in 2009, approximately 75,000 cards were found to be irregular. Such activations took place essentially in the first half of 2009, before the implementation of the software application that makes it possible to activate sim cards only when the system detects the presence of proper identification.

These last sim cards were included in the new special sweeping plans designed to regularize all the lines by 2010.

Lastly, attention is called to the placement in service of a new software application which sends a “welcome sms” on all the lines registered in the customer’s name as soon as a new line is activated under the customer’s name. This will put customers in a position to report immediately anything unusual.

Interim Report at March 31, 2010

Telecom Italia Group

Declaration by the Manager Responsible for Preparing Corporate Financial Reports

The manager responsible for preparing corporate financial reports declares, pursuant to paragraph 2, art. 154-bis of the Consolidated Law on Finance, that the accounting disclosure contained in the Interim Report at March 31, 2010 of the Telecom Italia Group corresponds to the company’s documents, accounting records and entries.

The Manager Responsible for Preparing

Corporate Financial Reports

Andrea Mangoni

Interim Report at March 31, 2010

Telecom Italia Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

/s/ CARLO DE GENNARO
Carlo De Gennaro

Date: August 10th, 2010